Filed pursuant to Rule 253(g)(1)

File No. 024-11497

As filed with the Securities and Exchange Commission on August 4, 2021

Offering Circular

KINGSCROWD. INC.

15,000,0000 shares of Class A Common Stock

The offering described in this offering circular consists of 15,000,000 shares of Class A common stock of KingsCrowd, Inc. (the “Company,” “we,” “us,” “our,” or “ours”) pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings. Of the 15,000,000 shares of Class A common stock being offered, (i) we are offering up to an aggregate of 13,000,000 newly issued shares of our Class A common stock (the “Company Offered Shares”) and (ii) selling stockholders are offering up to an aggregate of 2,000,000 of Class A common stock currently outstanding (the “Selling Stockholder Shares” and together with the Company Offered Shares, the “Offering Shares”). We will not receive any of the proceeds from the sale of the Selling Stockholder Shares in this offering. Of the Selling Stockholder Shares, our president is offering up to 1,000,000 shares and an entity controlled by a member of our board of directors is offering up to 1,000,000 shares. The shares being offered by the affiliate of our director are currently held as Class B common stock which shares will convert into shares of Class A common stock upon the sale of such shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Stockholder Shares sold in the offering). See “Plan of Distribution” and “Principal and Selling Stockholders – Selling Stockholders”

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock at any time at the option of the holder or automatically if we complete an underwritten public offering of our securities on Form S-1 from which we receive gross proceeds of $10 million. The holders of our outstanding Class B common stock currently hold approximately 82% of the voting power of our outstanding capital stock and will hold approximately 74% of the voting power of our outstanding capital stock after giving effect to the sale of all Offering Shares. See “Description of Securities.”

Upon the qualification of this offering by the Securities and Exchange Commission (“SEC”), the principal amount of outstanding convertible promissory notes that we sold and issued in the last quarter of 2020 and the first quarter of 2021, equal to $1,099,744, which we refer to as the 2021 Convertible Notes, plus all interest accrued on such promissory notes, which together equal $1,130,753 as of August 4, 2021, will convert automatically into an aggregate of 1,413,442 Company Offered Shares, which we refer to as the “Conversion Shares,” at a price equal to 80% of the offering price of the Offering Shares, or $0.80 per Company Offered Share. (The information in the foregoing sentence relating to the total amount due under the 2021 Convertible Notes and the number of shares issuable upon the conversion of such amount into Company Offered Shares is illustrative only. We will update this information through the date on which this offering is qualified by the SEC.) See “Summary – Convertible Promissory Note Offering” and “Plan of Distribution.”

We will realize $1,130,753 of proceeds from the sale and issuance of the 1,413,442 Conversion Shares and there will be 11,586,558 Company Offered Shares remaining for sale in this offering and 13,586,558 Offering Shares available for sale in this offering. (The information in the foregoing sentence relating to the proceeds that we will receive from the sale and issuance of the Conversion Shares and the number of Company Offered Shares and Offering Shares remaining for sale is illustrative only. We will update this information through the date on which this offering is qualified by the SEC.) We will not pay any underwriting discounts or commissions on the sale of the Conversion Shares. See “Plan of Distribution.”

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There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this offering. The offering will commence within two calendar days after this offering has been qualified by the SEC. See “Plan of Distribution.”

The proceeds from the sale of Offering Shares remaining to be sold in this offering after the sale and issuance of the Conversion Shares will be allocated pro rata between the Company Offered Shares and the Selling Stockholder Shares.

Concurrent with this offering, we also are offering the Company Offered Shares in a separate offering being made pursuant Rule 506(c) of Regulation D under the Securities Act. (the “Concurrent Regulation D Offering”). We are not offering the Selling Stockholder Shares in the Concurrent Regulation D Offering. We are making the Concurrent Regulation D Offering by way of a separate offering document that will be made available only to persons who can verify to us that they are “accredited investors,” as such term is defined in Regulation D. See “Plan of Distribution—Concurrent Regulation D Offering.”

This offering will continue until the earlier of (1) the date on which all Offering Shares have been sold; (2) the date which is one year after this offering has been qualified by the SEC, subject to our right to extend the offering for additional 30-day periods, in our discretion, or (3) the date on which this offering is earlier terminated by us in our sole discretion. See “Plan of Distribution.”

Presently, there is no public market for any of our securities and we do not currently intend to create a market for any of our securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer or obtain a price for your shares of Class A common stock that you deem reasonable. You should be prepared to hold your shares of Class A common stock for an indefinite period.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

See “Risk Factors” beginning on page 14 of this offering circular for a discussion of information that should be considered in connection with an investment in our securities.

The SEC does not pass upon the merits of or give its approval to any shares offered hereby or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. The Offering Shares are being offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the Offering Shares offered are exempt from registration.

Title of class of securities offered and offeror of securities	Price Per Share	Number of Shares Offered	Selling Agents’ Fees and Commissions(1)		Proceeds to Company(4)		Proceeds to Selling Stockholders(8)
Class A common stock offered by the Company	$1.00	13,000,000	$0.07	(2)	$13,000,000	(5)(6)(7)	$—
Class A common stock offered by the Selling Stockholders	$1.00	2,000,000	$0.07	(3)	$—		$1,860,000

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The Offering Shares are being offered on a best efforts basis by the Company on the Republic platform (accessible at https://republic.co) pursuant to an agreement we entered with OpenDeal Broker LLC, or ODB. Except as described in note 6 below, we will pay to ODB a cash commission equal to 7% of the dollar value of the Offering Shares issued and issue to ODB a number of shares of Class A common stock equal to 1% of the Offering Shares issued to investors in this offering and to reimburse ODB for its reasonable fees and expenses. See “Plan of Distribution.”

2.	The fees and commissions with respect to the Selling Stockholder Shares will be paid by the selling stockholders. See “Plan of Distribution.”
3.	The fees and commissions with respect to the Company Offered Shares will be paid by the Company. See “Plan of Distribution.”
4.	Assumes that all of the Company Offered Shares offered are sold.
5.

The amount of proceeds received by the Company includes the principal amount of and interest accrued on the 2021 Convertible Notes in the aggregate amount of $1,130,753 that automatically convert into Company Offered Shares upon the qualification by the SEC of this offering. After deducting the aggregate amount of principal of and interest accrued on the 2021 Convertible Notes, the Company will receive cash proceeds from the sale of the Company Offered Shares equal to $11,586,558. The amounts attributable to the 2021 Convertible Notes in this footnote are as of August 4, 2021. We intend to update this information through the date on which the SEC qualifies this offering.

6.	We will not pay any fees or commissions on Company Offered Shares issued upon the conversion of 2021 Convertible Notes See “Plan of Distribution.”
7.	Does not include expenses of the offering, including costs of blue-sky compliance, escrow costs, fees to be paid to accountants and legal counsel or filing fees. See “Plan of Distribution.”
8.	Assumes that all of the Selling Stockholder Shares offered are sold.

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This offering circular does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of Offering Shares in any states where such offer or solicitation would be unlawful, prior to registration or qualification under the laws of any such state.

Investment proceeds shall be held in escrow with Prime Trust, LLC (the “Escrow Agent”) until the date of a closing with respect to such proceeds (at which time such proceeds shall be used to complete share purchases in the offering). The Escrow Agent has not investigated the desirability or advisability of an investment in the Offering Shares nor approved, endorsed or passed upon the merits of purchasing the Offering Shares.

We may decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction. See “Plan of Distribution.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements. As a smaller reporting company within the meaning of Rule 405 of the Securities Act, we are following the Form S-1 disclosure requirements for smaller reporting companies. This offering circular is intended to provide the information required by Part I of Form S-1.

The date of this offering circular is August 4, 2021.

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You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

APPLICABLE TO REGULATION A OFFERING

The Offering Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our interests offered hereby are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in shares of our Class A common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. See “Plan of Distribution.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business.” Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this offering circular. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this offering circular. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this offering circular. You should read this offering circular and the documents that we have filed as exhibits to the Form 1-A of which this offering circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this offering circular speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward- looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

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EXPLANATORY NOTES REGARDING

FINANCIAL STATEMENT PRESENTATION,

SHARE AND PER SHARE DATA INCLUDED IN THIS OFFERING CIRCULAR

On December 29, 2020, we converted from a Delaware limited liability company to a Delaware corporation, which we refer to throughout this offering circular as the “Corporate Conversion” and the date upon which the Corporate Conversion occurred, the “Corporate Conversion Date.” Upon the Corporate Conversion Date, KingsCrowd, Inc. succeeded to the business of KingsCrowd LLC and the securities holders of KingsCrowd LLC became the securities holders of KingsCrowd, Inc., as described under the heading “Summary—Corporate Conversion.”

In connection with the Corporate Conversion, the board of managers of KingsCrowd LLC adopted a Plan of Conversion that provided that each outstanding unit in KingsCrowd LLC would convert into 12.71915097123437 shares of common stock of KingsCrowd, Inc., including the conversion of an aggregate of 1,577,515 units into 27,119,998 shares of Class A common stock and the conversion of an aggregate of 1,000,000 units into 12,719,151 shares of Class B common stock. Of the 1,000,000 units that converted into shares of Class B common stock, 700,000 were owned by Nantascot LLC. or Nantascot, and 300,000 were owned by Netcapital, Inc., or NCI, which were managers of KingsCrowd LLC. The managers of each of these entities now serve as directors of KingsCrowd, Inc. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company, except that each share of Class B common stock entitles the holder to ten votes per share and each share of Class A common stock entitles the holder to one vote per share. Further, each share of Class B common stock may be converted into one share of Class A common at any time, at the option of the holder or automatically if we complete an underwritten public offering of our securities on Form S-1 from which we receive gross proceeds of $10 million. As of the Conversion Date, the holders of Class B common stock controlled approximately 82% of the voting power of the Company and will, for the foreseeable future, be able to control all matters submitted to our stockholders for approval. Please see the sections entitled “Offering Summary – Corporate History,” “Risk Factors—The dual class structure of our common stock will have the effect of concentrating voting control in two stockholders whose managers are directors of our Company, which will limit or preclude your ability to influence corporate matters,” “Description of Securities—Common Stock” and “Transactions with Related Persons.”

Financial Statement Presentation

The audited financial statements for the years ended December 31, 2019 and 2020 present the effect of the Corporate Conversion retroactively as if it occurred on January 1, 2019.

Share Data

A material portion of the compensation we pay to our employees and consultants comprises grants of restricted shares of our Class A common stock under our 2020 Incentive Plan. Unless otherwise indicated, the number of shares of common stock outstanding does not include shares of restricted that have been awarded but that have not vested as of July 31, 2021.

Per Share Data

All outstanding common share and per share data presented in this offering circular have been retroactively adjusted to reflect the application of the Conversion Rate. By way of example, if we sold a unit in the pre-conversion limited liability company for $1, this offering circular would show that the purchaser of the unit paid approximately $0.0786 for that unit on an as adjusted basis.

By presenting information in this offering circular on an as adjusted basis, we believe that it is easier for readers to compare information relating to the stockholders in the Company and the amounts they paid for their securities in the Company prior to the Corporate Conversion and after the Corporate Conversion.

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OFFERING CIRCULAR SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this offering circular. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire offering circular carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this offering circular, before making an investment decision. Unless the context otherwise requires, the terms “KingsCrowd,” “the Company,” “we,” “us” and “our” in this offering circular refer to KingsCrowd, Inc., a Delaware corporation.

Overview

We provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets. The online private markets are comprised of securities offerings made pursuant to Regulation CF (“Reg CF”), Rule 506(c) of Regulation D (“Rule 506(c)”), and Regulation A (“Reg A”), which are exemptions from the registration requirements of the Securities Act, and are not public offerings of securities. Rule 506(c) and Reg A permit issuers to broadly solicit and generally advertise an offering, subject to certain conditions, which provides them with access to a wider audience of investors than previously had been permitted under SEC rules. Reg CF offerings are required to be offered and sold through an online platform operated by an SEC registered intermediary or broker dealer. In addition, Reg A and Reg CF offerings may be made to non-accredited investors, subject to investment limitations, which expands the universe of potential investors and makes investing in start-up and early-stage companies available to the general public.

We collect more than 150 data points on each deal for which we provide information, organize the information in logical and manageable segments, provide analytical tools that permit investors to evaluate that information and analyze business metrics integral to making an investment decision. We then compare all companies that are actively raising capital to each other in every data point we collect via our proprietary rating algorithm (an algorithm is a set of instructions devised to solve a class of problems or to perform a computation) and rank each company and the securities being offered based on collected data, and convert the ranking into a score. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the company, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the company in a specific funding round.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Currently, we cover all Reg CF deals available to the market, approximately 20% of Reg A offerings and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals. We will use a portion of the proceeds that we receive from this offering to develop the infrastructure to cover all Reg A and Rule 506(c) offerings. Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial or investment advisor. Rather, we provide information to aid investors who are making their own investment decisions.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $2,293. At the end of 2019, we had 90,000 subscribers and of ARR of $18,572. At the end of 2020, we had 300,000 subscribers, including over 10,000 paying subscribers, and ARR of more than $488,716.

Our Industry

Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or made in reliance on exemption from the registration requirements. Registered, or public, offerings are generally too expensive and time consuming for start-up and early-stage companies, which turn to raising capital through unregistered (“private”) offerings in transactions exempt from registration. Prior to the adoption of Rule 506(c) in 2013, the amendments to Reg A in 2015 and the adoption of Reg CF in 2016, capital raising through private offerings had been constrained by rules that limited the manner in which such offerings could be sold and the class of prospective investors to whom private offerings could be made mostly to accredited investors (persons or entities that satisfy at least one requirement established by the SEC regarding the investor’s income, net worth, assets, governance status, or professional experience) with which management of an issuer had a pre-existing relationship. The relaxation of the exemptions from registration provided by the new rules and regulations amounted to a paradigm shift in the offering framework for raising capital, particularly for start-up and early-stage companies. The new and revised private offering exemptions provide issuers with a wider spectrum of offerees to whom offering documents could be more efficiently disseminated by way of the internet, among other advantages that were not previously available to start-up and early-stage companies, such as how these amended and new exemption handle state securities laws.

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The new and revised private offering exemptions afford ordinary people the ability to invest in start-up and early-stage companies, a realm previously available only to the wealthy and well connected. Offerings made under Reg A and Reg CF typically provide for manageable investment increments (small or no minimum purchase amounts) and low unit offering prices that reflect the issuer’s stage of development, making investment in these companies accessible to virtually anyone. The internet platforms through which Reg A and Reg CF offerings are made provide people with a new way to invest beyond the stockbroker / investment bank model and allow them to invest in companies that satisfy very particular personal criteria, such as companies that have a specific socially driven mission. The rise in the stock market indices over the last several years appears to have inspired ordinary people to embrace personal investing as a means of providing for their future and having fun. We believe that the COVID-19 pandemic has been a driver of independent, individual (“retail”) investment, as more people are working from home and have extra free time to spend on non-work-related activities. Perhaps, most importantly, we have found that our customers truly enjoy learning how to invest and investigating and analyzing potential investments and the empowering feeling of making an investment and building a portfolio on their own.

Until recently, consumers did not require research and analytic services for smaller private issuers of securities because they raised capital in private offerings under which offering documents were confidential and offers and sales were restricted principally to accredited investors. The revisions to the existing exemptions and the adoption of Reg CF launched a new market for securities research, analytics and ratings for smaller companies that utilize these new online private markets.

We believe that the trend in the increase in the number of Reg A and Reg CF offerings and the aggregate amount raised by issuers pursuant to these exemptions will continue to escalate driven by:

•	increasing numbers of companies and their advisors taking notice of the potential to raise capital by way of the internet-based portals through which many of these offerings are made;

•	recently enacted increases in offering amounts allowable under Reg A and Reg CF making these exemptions viable funding pathways to raise meaningful sums of capital for a wider range of issuers;

•	broader participation by the general public as more people become aware that they can invest in start-up and early-stage companies;

•	additional regulatory mechanisms that enhance and fine tune these exemptions to make them more secure and appealing to issuers and investors; and

•	technological advances to online platforms making investing in online private markets more seamless, secure and accessible.

Our Opportunity

We believe that novice and sophisticated investors are seeking information regarding opportunities in the private equity asset class. In 2020, approximately 55% of adults in the United States invested in the stock market, including about 20% of adults with annual family incomes of less than $35,000, rising to 88%, either directly or indirectly (through employer-based plans), of those with incomes above $100,000. We believe that the new online private markets, in which securities typically are sold at lower unit prices and in more manageable increments than registered public offerings, will continue to attract even more Americans to invest in securities offered in the online private markets.

As the first, and to our knowledge only, company offering comprehensive online research, analytics tools and ratings covering the online private markets, we believe that we have a distinct advantage to capture existing and new investors in these markets. With each year in business, we are not only building a brand that our customers’ trust but we also are building a data base of information that will be very difficult and expensive to reproduce. We also expect that as interest in private online markets grows, large financial services institutions, such as investment banks and brokerage firms, will offer their customers research, analytics and rating tools that cover these markets. We believe that our brand, reputation and data base will be an advantage that attract financial institutions which may seek to license our products, either directly or on a white label basis, to make them available to their customers. We believe that this market represents a powerful opportunity for us to leverage relationships with discrete organizations to gain access to hundreds of thousands of customers.

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We also believe that our status as a first market mover will allow us to take a leadership role in the field and establish procedures and conventions that develop into industry standards. We have accumulated, and will continue to gather, data on our customers’ research and investment activities and behaviors that will drive our product development and marketing practices. We have an opportunity to develop a business that becomes the benchmark against which all other companies that enter this space are measured.

Our Solutions for a New Market

We offer products that address the new market for research, analytics and ratings for the online private markets. We currently offer four levels of services, including a free service and three paid tiers on a subscription-basis. Paid subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term.

We cover every Reg CF transaction posted on online private market funding portals, such as Wefunder, Republic, Netcapital and SeedInvest. Each offering is ascribed a separate page on our website where we aggregate and categorize data from a wide range of primary and secondary sources. We track over 150 data points on every company that raises capital via Reg CF, which we believe is unique to our organization. Each company page on our website provides a synopsis of the deal; specific deal information, such as the amount sought to be raised, the valuation of the issuer by way of a “price score;” the industry in which the issuer operates; the market for its products; the management team, differentiating factors; performance; and our outlook for the issuer under both good and less than optimal conditions. In addition to the foregoing, all of our products allow investors to create an online portfolio so that they can visualize all of their Reg CF investments in one place. We send all subscribers a weekly email that covers the latest deals to market, a newsletter roundup of what’s going on at KingsCrowd and other general industry news.

Each progressing tier of subscription provides increasing levels of analysis and ratings based upon the findings of our in-house investment research team. Our top subscription tier offers retail investors access to what we believe is a first-of-its-kind data-driven, quantitative rating system that benchmarks all live Reg CF deals against one another, which provides a powerful sorting and filtering tool for analyzing the market of all available opportunities for investments available on all Reg CF platforms, and 0-5 scores for every company based on the data we collect and to which we apply our rating algorithm for early stage companies (pre-seed, seed stage companies). This provides a quantitative deep dive on all key components of the issuer and the offering.

Our products unlock the power of data to provide a robust tool for sorting through hundreds of live offerings to present an environment that is manageable for novice investors and sophisticated enough for experienced investors.

Our Competitive Advantages

•	We have the advantage of being the first and, we believe, only data-driven rating system covering every Reg CF offering.

•	We have developed our proprietary ratings algorithms for early-stage companies (pre-seed, seed stage companies) that are conducting Reg CF offerings.

•	We provide research, analytics and ratings independent of the companies we cover, and accept payments only from our subscribers, not from issuers or funding platforms.

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We have been tracking every Reg CF deal for over 2 years and we are building a proprietary database of companies raising capital online. The value of our datasets grows each day as the universe of Reg CF companies grow and the importance of data in this market grows.

•	We audit our ratings software and research content at several levels to ensure quality data and output for customers of our service.

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Our Market Strategy

We seek to acquire customers in an efficient manner. We market our platform directly to retail investors through online digital marketing and referrals and indirectly by leveraging relationships with financial publishers. We will allocate a significant percentage of the net proceeds we receive from this offering to marketing efforts. We intend to expand our marketing team and implement a comprehensive marketing plan that will include the following elements:

•	Enhancing our direct-to- retail investors approach that employs digital customer acquisition tools, such as search engine optimization, which helps our audience find us by boosting our ranking during internet searches, which has helped us grow to over 300,000 subscribers in three years.

•	Working with financial publishers on a pay for performance basis, by inserting ads into publications and paying them for paying customers originating from their publications.

•	Targeting financial institutions, financial publications and other financial professionals, as we seek to enter into partnerships and licensing arrangements in which our products are made available to their clients, which could expand our subscriber base rapidly and significantly.

Growth Strategy Our plans for the future of the business include the following:
•	We intend aggressively to pursue new customers with increasing efficiency while expanding our sales capacity.

•	We are focused on investing in research and development to continue to enhance our products and release new features and products.

•	We plan to expand coverage to all deals in the various online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets.

•	We plan to develop and apply machine learning algorithms to our growing database to determine predictive capabilities and index-like products that can be created for online private markets.

•	We will seek to enter into partnerships and licensing arrangements with financial institutions, financial publications and other financial professionals.

•	We expect to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives.

In order to achieve our growth strategy, we will require substantial proceeds from this offering or from other sources to retain the necessary personnel to develop pipeline products, build sales channels and implement the other growth initiatives described above.

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Risk Factors Summary

•	We have a history of losses and may not achieve profitability in the future.

•	We have a limited operating history, which makes it difficult to evaluate our prospects and future operating results.

•	Our dependence upon external sources for the financing of our operations, particularly given that our auditors’ report for our 2019 and 2020 audited financial statements, which are included as part of this offering circular, contain a statement concerning our ability to continue as a going concern;

•	We derive, and expect to continue to derive, substantially all of our revenue and cash flows from subscriptions to our platform and products. If we fail to attract new customers or are unable to convert existing free tier subscribers to paid subscriptions, our revenue, business, results of operations, financial condition and growth prospects would be harmed.

•	We are a small company with limited financial, personnel and other resources compared to most of the other entities that provide financial products, including securities related research, analysis and ratings, to the public, and other financial institutions with substantially more assets than we have could enter our market and we might not be able to compete effectively against such institutions.

•	We have experienced rapid revenue growth in recent periods and our recent growth rates may not be indicative of our future growth.

•	Our success and future growth depend upon the continued services of our management team and other key personnel, and any failure to retain our senior management or other key personnel, including due to illness resulting from COVID-19, could harm our business, and we may not be able to find adequate replacements

•	Declines in the stock market or other market disruptions could deter issuers from undertaking Reg A or Reg CF offerings or deter people from investing in Reg A, Reg CF and Reg D securities and reduce the need for our products, which would adversely affect our business and results of operations.

•	Our success and future growth will depend our ability to attract and retain qualified employees and any failure to attract and retain new qualified employees could have a material adverse impact on our prospects and growth.

•	If we fail to enhance existing products or develop new products that are appealing to customers, our business, results of operations and financial condition would suffer.

•	If we fail adequately to protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

•	Changes in laws and regulations to the online private markets, including curtailing or eliminating participation by non-accredited investors in exempt offerings, would have an adverse impact on our business, operating results and prospects.

•	Any actual or perceived security or privacy breach could interrupt our operations, harm our reputation and brand, result in financial exposure, and lead to loss of user confidence in us or decreased use of our platform, any of which could adversely affect our business, financial condition, and results of operations.

•	If we fail to adapt and respond effectively to rapidly changing technology, new social media platforms, evolving industry standards or changing customer needs, requirements, tastes or preferences, our products may become less competitive.

•	We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings.

•	We expect that in the future, our business will depend, in part, on strategic partnerships with financial institutions and our failure to enter into and maintain these relationships could harm our business;

•	Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand, our business and operating results may be harmed. Moreover, our brand and reputation could be harmed it we were to experience significant negative publicity.

•	Our expansion into international markets would subject us to additional risks and costs, including exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, operating results and financial condition.

•	We may require additional capital to support the growth of our business, and this capital might not be available to us on acceptable terms, if at all.

•	There currently is no public market for any of our securities and we do not currently intend to create a market for any of our securities.

•	The dual class structure of our common stock and the existing ownership of Class B common stock by entities related to two of our directors have the effect of concentrating voting control with these stockholders for the foreseeable future, which will limit the ability of our other investors to influence corporate matters.

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Corporate Information

We maintain our principal executive offices at 855 Boylston Street, Suite 1000, Boston MA 02116. The preponderance of our employees have the option to work remotely. As a result of this strategy, we maintain physical offices in cities where our officers reside for purposes of collaboration and team building. We currently lease facilities in Baltimore, Boston and San Francisco. We intend to enter into a lease for office space in Washington, D.C. in the near future and may lease office space in additional cities where we find a future concentration of employees. Our telephone number is (914) 826-4520.

We maintain a website at www.kingscrowd.com. Information available on our website is not incorporated by reference in and is not deemed a part of this offering circular.

Our Corporate History

We were formed as a manager managed limited liability company in Delaware in December 2017. After June 5, 2018 and through the date of our Corporate Conversion from a limited liability company to a corporation, as described below, our board of managers had been comprised of Christopher Lustrino, Nantascot and NCI.

In August 2018, we closed a Reg CF offering in which we sold an aggregate of 108,348 units in KingsCrowd LLC prior to the Corporate Conversion described below, for an aggregate price of $121,350, or $1.12 per unit (the equivalent of approximately 1,378,095 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.088 per share).

Commencing in late 2018 and continuing through early 2020, we sold an aggregate of 520,378 units in KingsCrowd LLC prior to the Corporate Conversion described below, for an aggregate price of $1,046,455, or $1.80 per unit (the equivalent of approximately 6,618,766 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share).

In November 2018, we acquired certain assets of Crowditz, LLC, a data provider for the Reg CF space, consisting of website domains, software, newsletter subscribers, images, and computer equipment. The acquisition accelerated the growth of our data base of information relating to companies undertaking Reg CF offerings. As consideration for the purchased assets, we issued 90,317 common units, to the owners of Crowditz, LLC, which were valued at $162,571 based on the price of the Company’s common units in the Reg CF offering which were conducting at the time (the equivalent of approximately 1,148,756 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share).

In 2019, we sold 27,776 common units to an investor at $1.80 per common unit in KingsCrowd LLC, the price of the Company’s common units in the Reg CF offering which we were conducting at the time, for gross proceeds of $50,000 (the equivalent of approximately 353,287 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share). We sold these units pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act.

In December 2019, we entered into a License to Purchase Agreement with Newchip Inc. whereby we acquired a license to use certain of that company’s software and systems for a period of 16 months. In consideration of the license we agreed to, (i) pay to Newchip a monthly fee equal to 25% of the revenue we receive based on the assets and assets (the “Newchip Revenues”), (ii) pay Newchip an additional fee equal to 1% of the amount the Newchip Revenues per year until such time as we pay to Newchip the total amount of $1 million or we are acquired in a positive transaction, at which time we would issue to Newchip a number of shares of Class A common stock equal to 5% of the outstanding shares of that class as of March 31, 2021, and all of Newchip’s rights in the licensed property would be transferred to us. If we do not pay to Newchip minimum total of $150,000 by March 31, 2021, it may revoke or renegotiate the license. (We do not believe that the technology subject to the license is material to our business and a loss of the license would not have a material adverse effect on our operations or financial condition.) In connection with the license agreement, we issued to Newchip a warrant entitling it to purchase up to 110,619 preferred units in KingsCrowd LLC at a price of $2.26 per unit until December 2, 2021. The preferred units to be issued upon exercise of this warrant were to be the same as those issued in the most recent financing round after the issuance of the warrant. If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. We did not issue any preferred unit in KingsCrowd LLC prior to the Corporate Conversion and as of the date hereof, the warrant would entitle the holder to purchase 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share until December 2, 2021.

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In March 2020, we acquired 100% of the membership interests of Early Investing, LLC (“Early Investing”) from Oxford Financial Publishing, LLC (“Oxford”), which we have accounted for as an acquisition of assets consisting solely of Early Investing’s customer list. Oxford retained the right to sell its own product to the customer list and is permitted to continue generating revenue from the customer list for a period of two years. In consideration of the purchase, we paid to Oxford a sum equal to 40% of the gross revenue we generate from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year.

Corporate Conversion

In December 2020, the Company converted from a limited liability company to a corporation in order to facilitate raising capital and reduce the administrative cost and burden associated with existing as a limited liability company (the “Corporate Conversion”). The Corporate Conversion was approved by the members of KingsCrowd LLC in accordance with the requirements of the company’s limited liability company operating agreement, or the LLC Agreement. However, as of the conversion date, Nantascot and NCI, which were managers of the Company and owned 700,000 units (approximately 22% of the outstanding units) and 300,000 units (approximately 10% of the outstanding units), respectively, in our Company, and whose votes were required to approve the Corporate Conversion, were disinclined to proceed with the Corporate Conversion because in the transaction they would give up their rights to receive distributions of income generated by the Company and allocations of profits and losses to which they were entitled under the LLC Agreement. In order to induce Nantascot and NCI to consent to the Corporate Conversion, we entered into agreements with each of them that provided for the issuance of shares of Class B common stock to be authorized in the corporation into which we would convert. The Class A common stock and the Class B common stock are described below and under the heading entitled “Description of Securities—Common Stock.”

In connection with the Corporate Conversion, KingsCrowd LLC’s board of managers adopted a Plan of Conversion that provided that each outstanding unit in the Company would convert into 12.71915097123437 shares of the Class A common stock of the new corporation, except that units owned by Nantascot and NCI would convert into shares of Class B common stock at the same Conversion Rate. Each fractional share of common stock that would have been issuable in the Corporate Conversion was rounded up the next whole share of common stock. After giving effect to the Corporate Conversion, there were 27,119,998 shares of Class A common stock outstanding and 12,719,151 shares of Class B common stock outstanding. After giving effect to the Corporate Conversion, each member in the Company prior to the Corporate Conversion owned the same proportion of shares of common stock in the corporation. Under the Plan of Conversion, each outstanding security that was convertible into or exercisable for units in KingsCrowd LLC and all unvested restricted units in KingsCrowd LLC were converted into a right to acquire shares of Class A common stock of KingsCrowd, Inc. on terms substantially similar to those that existed under the original securities or the agreement giving rise to the issuance of the security.

In connection with the Corporate Conversion, KingsCrowd, Inc. became the owner of all of the property and assets of KingsCrowd LLC and all of the debts and obligations of KingsCrowd LLC became the debts and obligations of KingsCrowd, Inc. by operation of law. KingsCrowd, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of each of which are described under the heading “Description of Capital Stock” and which are filed as exhibits to the offering statement of which this offering circular forms a part.

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Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events. A more complete description of our common stock may be found under the heading entitled “Description of Securities—Common Stock.”

The holders of our outstanding Class B common stock will hold approximately 73% of the voting power of our outstanding shares following this offering (assuming the sale of all shares offered) and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. Please see the sections entitled “Risk Factors - The dual class structure of our common stock will have the effect of concentrating voting control with Nantascot, the manager of which is one of our directors, which holds approximately 49.1% of the voting power of our capital stock, and NCI, the manager of which is one of our directors, which holds approximately 23.7% of the voting power of our capital stock, in each case assuming the sale of all of the shares of Class A common stock offered in this offering. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval,” “Principal Stockholders” and “Description of Securities” for additional information.

Upon the Corporate Conversion and as of the date of this offering circular, our board of directors consisted of Christopher Lustrino, our founder, Daniel Waterman, who is a manager of Nantascot, and Cecilia Lenk, who is a manager of NCI.

Upon the consummation of the Corporate Conversion, Nantascot and NCI entered into a Stockholders Agreement under which they each agreed to vote in favor of the other party’s board nominee. This Stockholders Agreement will continue in force until the Company completes a public offering of its securities from which it raises at least $10 million in gross proceeds or until the parties own less than 50% of the outstanding voting power of the Company.

The audited financial statements included elsewhere in this offering circular are those of KingsCrowd LLC and its subsidiaries. Our conversion from a Delaware limited liability company to a Delaware corporation did not have a material effect on our financial statements at the time of the Corporate Conversion.

Convertible Promissory Note Offering

During the last quarter of 2020 and the first quarter of 2021, we issued and sold convertible promissory notes, which we refer to as the 2021 Convertible Notes, in the aggregate principal amount of $1,099,744, solely to accredited investors pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D. The 2021 Notes bear interest at the rate of 5% per year and automatically convert into a number of shares of Class A common stock being offered in this offering calculated by dividing the sum of the principal amount of the 2021 Note plus accrued interest by $0.80, so that the holders of the 2021 Convertible Notes are purchasing their shares of Class A common stock at 80% of the price that other investors in this offering will pay for the shares of Class A common stock being offered by this offering circular. In the event that we did not undertake this offering, the 2021 Notes would have matured on December 31, 2021, at which time we would have been obligated to pay the entire principal amount of the 2021 Notes and all interest accrued. The 2021 Convertible Notes included other terms typical for these types of instruments, including as to events of default; indemnification of holders from and against all claims, damages or losses, including reasonable attorneys’ fees, arising out of or in connection with the 2021 Convertible Notes; and our agreement to pay and reimburse a Holder for all costs and expenses in connection with enforcing its rights or remedies under the 2021 Note or the failure by the Company to perform or observe any of the provisions of such 2021 Convertible Notes.

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We used the proceeds from the sale of the 2021 Convertible Notes for general corporate purposes, including the payment of salaries of our employees and consultants.

Upon the qualification by the SEC of this offering, the principal amount of the 2021 Convertible Notes plus all interest accrued on such notes, equal in the aggregate to $1,130,753 as of August 4, 2021, will convert automatically into an aggregate of 1,413,442 Company Offered Shares at a price equal to 80% of the offering price of the Offering Shares, or $0.80 per Company Offered Share. See “Plan of Distribution.” (The information in the foregoing sentence relating to the total amount due under the 2021 Convertible Notes and the number of shares issuable upon the conversion of such amount into Company Offered Shares is illustrative only. We will update this information through the date on which this offering is qualified by the SEC.)

We will realize $1,130,753 of proceeds from the sale and issuance of 1,413,442 Company Offered Shares upon the conversion of the 2021 Convertible Notes and there will be 11,586,558 Company Offered Shares remaining for sale under this offering circular and 13,586,558 Offering Shares available for sale under this offering circular. (The information in the foregoing sentence relating to the proceeds that we will receive from the sale and issuance of the Conversion Shares and the number of Company Offered Shares and Offering Shares remaining for sale is illustrative only. We will update this information through the date on which this offering is qualified by the SEC.) We will not pay any underwriting discounts or commissions on the sale of shares of Class A common stock issued upon conversion of the 2021 Convertible Notes. See “Plan of Distribution.”

Concurrent Regulation D Offering

Concurrent with this offering, we also are offering the Company Offered Shares under Rule 506(c) of Regulation D under the Securities Act. (the “Concurrent Regulation D Offering”). The Selling Stockholder Shares will not be offered by way of the Concurrent Regulation D Offering. The Concurrent Regulation D Offering will be made pursuant to a separate offering document only to persons who can verify to us that they are “accredited investors,” as such term is defined in Regulation D. The Company Offered Shares that we sell in the Concurrent Regulation D Offering will be restricted securities under the Securities Act, which means that they cannot be offered for sale, sold, assigned or otherwise transferred unless the transaction is registered under the Securities Act or unless there is an exemption from the registration requirements of the Securities Act and state securities laws available with respect to such transaction.

The private placement memorandum describing the Concurrent Regulation D Offering will be posted on the Republic platform operated by ODB, which will perform certain administrative services and manage the blue sky process for us in connection with that offering. We will pay ODB a cash commission equal to 7% of the dollar value of the Company Offered Shares issued to investors in this offering. In addition, we have agreed to issue to ODB a number of shares of Class A common stock equal to 1% of the Offering Shares issued to investors in this offering.

We have not allocated any specific number of Company Offered Shares to the Concurrent Regulation D Offering or this offering and we may sell up to all of the Company Offered Shares in the Concurrent Regulation D Offering, other than the shares issuable upon conversion of the 2021 Convertible Notes, which would significantly reduce the number of Company Offered Shares available for sale in this offering. See “Plan of Distribution” and “Concurrent Regulation D Offering.”

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THE OFFERING

Shares of Class A common stock offered by us	Up to 13,000,000 shares of our Class A common stock for a maximum offering amount of $13,000,000.

Shares of Class A common stock offered by the Selling Stockholders	Up to 2,000,000 shares of our Class A common stock for a maximum offering amount of $2,000,000.

Offering price per share:	$1.00 per share.

Securities outstanding prior to this offering	30,022,294 shares of Class A common stock, representing approximately 19.10% of the voting interest. 12,719,151 shares of Class B common stock, representing 80.90% of the voting interest.

Securities outstanding after this offering

43,648,282 shares of Class A common stock outstanding, including 1,000,000 shares issuable upon conversion of a like number of shares of Class B common stock, representing approximately 27.14% of the voting interest.

11,719,151 outstanding shares of Class B common stock, after giving to the conversion of 1,000,000 shares of Class B common stock into a like number of shares of Class A common stock, representing approximately 72.86% of the voting interest.

Two classes of common stock

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock at any time at the option of the holder or automatically if we complete an underwritten public offering of our securities on Form S-1 from which we receive gross proceeds of $10 million. See “Description of Securities.”

All outstanding shares of Class B common stock are held by entities controlled by two of our non-employee directors.

Best efforts offering, no minimum	We are offering shares on a best-efforts, no minimum basis, and we are not required to sell any minimum number of shares in this offering.

Minimum subscription amount	There is a minimum subscription amount per investor of $1,000.

Restrictions on investment amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Conversion of Outstanding Promissory Notes:

Upon the qualification by the SEC of this offering, the principal amount of the convertible promissory notes, equal to $1,099,744, plus all interest accrued on such notes, equal in the aggregate to $1,130,753 as of August 4, 2021, will convert automatically into an aggregate of 1,413,442 Company Offered Shares, which we refer to as the “Conversion Shares, at a price equal to 80% of the offering price of the Offering Shares, or $0.80 per Company Offered Share.” See “Plan of Distribution.” (The information in the foregoing sentence relating to the total amount due under the 2021 Convertible Notes and the number of shares issuable upon the conversion of such amount into Company Offered Shares is illustrative only. We will update this information through the date on which this offering is qualified by the SEC.)

We will realize $1,130,753 of proceeds from the sale and issuance of the Conversion Shares and there will be 11,586,558 Company Offered Shares remaining for sale under this offering circular and 13,586,558 Offering Shares available for sale under this offering circular. (The information in the foregoing sentence relating to the proceeds that we will receive from the sale and issuance of the Conversion Shares and the number of Company Offered Shares and Offering Shares remaining for sale is illustrative only. We will update this information through the date on which this offering is qualified by the SEC.) We will not pay any underwriting discounts or commissions on the sale of shares of Class A common stock issued upon conversion of the convertible promissory notes. See “Plan of Distribution.”

Escrow account:

We have established an escrow account with Prime Trust LLC, which is acting as the escrow agent, into which subscriptions will be held pending closing. We may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. In the event that closing of this offering does not occur, or an investor’s subscription is rejected, any funds received from such investor will be promptly returned without interest or deduction.

Termination of the offering:

This offering will continue until the earlier of (1) the date on which all Offering Shares have been sold; (2) the date which is one year after this offering has been qualified by the SEC, subject to our right to extend the offering for additional 30-day periods, in our discretion, or (3) the date on which this offering is earlier terminated by us in our sole discretion. See “Plan of Distribution.”

Use of proceeds:

We estimate that, at a per share price of $1.00, the net proceeds from the sale of the 13,000,000 shares in this offering will be approximately $11,650,000, including the value of the 2021 Convertible Notes and after deducting the fees and commissions payable to ODB and the other estimated offering expenses of approximately $1,350,000.

We intend to use the net proceeds of this offering for research and development, marketing and sales, investment research, investment fund, content production, hiring personnel and administrative expenses and working capital reserves. See the section entitled “Use of Proceeds.”

Market for our Common Stock:	None of our securities are listed for trading on any exchange or automated quotation system. We do not intend to cause the shares of Class A common stock to be traded publicly.

Concurrent Regulation D Offering

Concurrent with this offering, we also are offering the Company Offered Shares under Rule 506(c) of Regulation D under the Securities Act. (the “Concurrent Regulation D Offering”). The Concurrent Regulation D Offering will be made by way of a separate offering memorandum only to persons who can verify to us that they are “accredited investors,” as such term is defined in Regulation D. We will pay any marketing agent for such offering the same commissions and fees for Company Offered Shares that we sell in the Concurrent Regulation D Offering as we have agreed to pay in this offering. See “Plan of Distribution” and “Concurrent Regulation D Offering.”

Risk factors:

Investing in our Class A common stock involves a high degree of risk. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

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RISK FACTORS

Investing in our Class A common stock involves a significant degree of risk. In evaluating our Company and an investment in the shares, careful consideration should be given to the following risk factors, in addition to the other information included in this offering circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our shares. The following is a summary of the most significant factors that make this offering speculative or substantially risky. We are still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We were organized in December 2017 and have mostly experienced net losses and negative cash flows from operations since inception. We have not generated profits nor significant revenues and have sustained net losses of $1,307,477 and $493,484 during the years ended December 31, 2020 and 2019, respectively. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of subscription fee revenue to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we intend to continue to expend significant funds to retain additional qualified personnel, further develop our platform, introduce new products, and expand our marketing programs and sales teams to drive new subscribers and develop strategic partner relationships. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business may significantly decrease.

Our independent registered public accounting firm has expressed in its report on our audited financial statements a substantial doubt about our ability to continue as a going concern.

We have not yet generated sufficient revenues from our operations to fund our activities, and we are therefore dependent upon external sources for the financing of our operations. As a result, our independent registered public accounting firm has expressed in its report on the financial statements included as part of this offering circular a substantial doubt regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our common stock might lose their entire investment.

The COVID-19 outbreak has materially impacted the U.S. and global economies, and could have a material adverse impact on our employees, subscribers, and future strategic partners, which could adversely and materially impact our business, financial condition and results of operations.

The World Health Organization has declared the outbreak of the novel coronavirus COVID-19 a pandemic and public health emergency of international concern. In March 2020, the President of the United States (U.S.) declared a State of National Emergency due to the COVID-19 outbreak. In addition, many jurisdictions in the U.S. have limited social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public establishments, including schools, restaurants and shopping malls. Our employees have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. As the COVID-19 pandemic develops, governments (at national, state and local levels), companies and other authorities may continue to implement restrictions or policies that could adversely impact consumer spending, global capital markets and the global economy. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact.

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The COVID-19 pandemic may also adversely impact our subscribers, our employees and our employee productivity. This direct impact of the virus, and the disruption on our employees and operations, may negatively impact our revenue. The disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital and may negatively affect stock markets, which may deter retail investing and impact the growth of our business. Both the health and economic aspects of the COVID-19 virus are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the COVID-19 pandemic and associated protective or preventative measures expand, we may experience a material adverse impact on our business operations, revenues and financial condition as well as some of our underlying business drivers such as customer growth and product development; however, its ultimate impact is highly uncertain and subject to change. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If we are unable to attract new subscribers or convert free tier subscribers into paying subscribers, our revenue growth and operating results will be adversely affected.

To increase our revenue, we must continue to attract new paid subscribers. As our industry evolves and new companies enter the market with new product and service offerings, or competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to grow our subscriber base could be impaired. Similarly, subscriptions could be adversely affected if subscribers perceive that alternative products render out products obsolete or reduce the need for our products or if they prefer to use products offered by other companies.

One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Converting these subscribers to paid subscribers often requires follow-up and engagement. Most free tier subscribers never convert to a paid subscription. As a result of these and other factors, we may be unable to attract new paying subscribers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

If we are unable to retain our current subscribers or sell paid tier products to them, our revenue growth will be adversely affected.

To increase our revenue, in addition to acquiring new subscribers, we must continue to retain existing subscribers and convince them to subscribe and pay for paid tiered products. Our ability to retain our subscribers and convert them to paid tier subscribers could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this offering circular. As a result, we may be unable to retain existing subscribers or convert them to paid tier subscribers of our platform, which would have an adverse effect on our business, revenue, gross margins, and other operating results.

Our subscribers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. For us to improve our operating results, it is important that our subscribers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including world, national and local economic factors, customer satisfaction with our products, pricing changes, competitive conditions and factors. If our paid subscribers do not renew their subscriptions, or if they elect to renew at lower tiers at lower tier pricing, our revenue and other operating results will decline and our business will suffer.

A decline in stock markets or other events that negatively impact the stock markets or the availability of capital for smaller companies could result in fewer people making retail investments and a smaller potential audience for our products.

Our success will depend on retail investors’ continued interest in investing in the online private markets. Declines in stock markets or other events that negatively impact the stock market originating from virtually any source, including domestic and worldwide political or economic events; geopolitical events, such as wars or acts of terrorism; climate change; natural disasters; pandemics such as COVID-19; or other catastrophic events, may result in declines in stock markets and discourage people from investing in the deals that we post on our website. In addition, any events that reduce the amount of capital available to smaller issuers, such as the severe financial crisis that affected the banking system and financial markets in 2008 and 2009, after which the credit markets did not recover for small businesses for an extended period of time, could cause small issuers to defer or abandon securities offerings, which could reduce interest in our products. Any events that reduce or curtail interest in the products that we offer would harm our business, growth prospects, revenue and operating results.

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Our growth will depend, in part, on our entry into strategic partnerships with financial services institutions and other financial professionals.

One of growth strategies entails entering into partnerships or other arrangements with financial services institutions and other financial professionals that will make our products available to their customers. We expect that establishing strategic partner relationships with financial services institutions will require extensive sales efforts, with little predictability as to whether a relationship develops. Our small size and short operating history may prove to be impediments to these organizations entering into agreements with us. We also may face competition for strategic partnerships with financial services institutions and these organizations may favor our competitors’ products or services over our platform. Further, financial services institutions that we expect to target have significantly greater resources than we do and could choose to develop their own solutions and compete with our products directly. Moreover, certain financial services institutions may elect to focus on other market segments. If we are unsuccessful in establishing relationships with strategic partners, our subscriber may not grow as quickly as we expect or at all and our business and results of operations may suffer.

If we lose our founder or key personnel, our business may be harmed.

Our success and future growth depend upon the continued services of our founder and key personnel. Currently, we have three full-time employees, including our founder and President, Christopher Lustrino, who is critical to our overall management, as well as the continued development of our products, strategic partnerships, our culture, and our strategic direction. All of our other personnel are consultants who provide services to us under consulting agreements that allow us or the consultant to terminate the agreement with no or minimal notice. From time to time, there may be changes in our in key personnel which could disrupt our business. We currently do not have “key person” insurance. The loss of our founder, employees or one or more of our key consultants, including due to illness resulting from COVID-19, could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of our founder or any of our key personnel or that we would be able to timely replace these people should any of them depart.

The failure to attract and retain additional qualified personnel and any restrictions on the movement of personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, investment analysts, marketing professionals and other key employees in our industry is intense. We compete with many other companies for software developers as well as for skilled investment analysts. Nearly all of the companies with which we currently compete and expect to compete against in the future for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

Interruptions or delays in the services provided by internet service providers could impair the delivery of our products and our business could suffer.

We host our platform using third-party cloud infrastructure services. We therefore depend on our third-party providers’ ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We cannot assure you that we will not experience interruptions or delays in our service. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Any prolonged service disruption affecting our platform for any reason could damage our reputation with current and potential subscribers, cause us to lose subscribers, or otherwise harm our business. Currently, we do not have insurance that covers interruptions to our business as a result of third-party failures.

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Our platform is accessed by many subscribers, often at the same time. As we continue to expand the number of our subscribers and products available to our subscribers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

Changes in government regulations could materially harm our business.

Our business is founded upon the expansion and relaxation of the private offering exemptions to the federal securities laws to the extent that they allow issuers to solicit investors and generally advertise securities offerings and to offer and sell securities to non-accredited investors. Further, these laws provide smaller issuers with access to capital markets that were not previously available to them. The provisions allowing these activities were adopted within the last eight years and offering activities are evolving as issuers, financial institutions and investors develop techniques to utilize the new exemptions and rules. The SEC or other governmental agencies and non-governmental organizations, such as FINRA, may determine that some or all of the new practices implemented by the investment community overreach the original intent of the regulations or undermine investor protections, among other things, and amend or withdraw the offending rules and regulations or apply and interpret them in ways that are harmful to our business, including changes in laws and regulations that inhibit smaller issuers from offering securities under these exemptions. We and the issuers that rely on these exemptions may not be able to respond quickly or effectively to regulatory, legislative, and other developments, which may reduce or eliminate offerings made under Reg D, Reg A and Reg CF and the desirability of our products, in which case our business, operating results and financial condition could suffer.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

The growth and expansion of our business places a continuous significant strain on our management, operational and financial resources. As our subscriber base and usage of our platform grows, we will need to devote additional resources to improving our platform’s capabilities, features and functionality. In addition, we will need to scale appropriately our internal business, IT, and financial, operating and administrative systems to serve our growing customer base, and continue to manage headcount, capital and operating processes in an efficient manner. Any failure of or delay in these efforts could result in impaired performance and reduced customer satisfaction, resulting in fewer new subscribers or a lower rate of converting non-paying subscribers to paid subscribers, which would hurt our revenue growth and our reputation. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We may also suffer inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

Failing to respond to technological change, keep pace with new technology developments, or adopt a successful technology strategy may negatively affect our competitive position and business results.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Changes in technology are fundamentally changing the ways investors access data and content. Examples include the shift from local network computing to cloud-based systems, the proliferation of wireless mobile devices, rapid acceleration in the use of social media platforms, the dissemination of data through application programming interfaces (APIs) that permit real-time updating rather than raw data feeds, and the proliferation of machine learning and other artificial intelligence technologies. While some changes in technology may offer opportunities for us, we cannot guarantee that we will successfully adapt our product offerings to meet evolving customer needs. If we fail to develop and implement new technology rapidly enough, we may sacrifice new business opportunities or renewals from existing customers. We may also incur additional operating expense if major software projects take longer than anticipated. Our technology is also heavily dependent on the quality and comprehensiveness of our data and our ability to successfully build analytics, research, and other intellectual property around that data. Our competitive position and business results may suffer if we fail to develop new technologies to meet customer demands, if our execution speed is too slow, if we adopt a technology strategy that does not align with changes in the market, or if we fail to realize the value and potential of our data assets.

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We may not be able to scale our business quickly enough to match the growth of our subscriber base, and if we are not able to scale our business efficiently, our operating results could be harmed.

As usage of our platform grows and in anticipation of partnering with financial services institutions, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems to serve our growing customer base. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new subscribers, lower subscription renewal rates by existing subscribers and impairing our ability to partner with large institutions, each of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our products to subscribers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase subscribers and enter into strategic relationships with financial services institutions will depend to a significant extent on our ability to expand our sales and marketing efforts and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-retail investors efforts and to begin focusing on identifying and entering into agreements with strategic partners. We currently dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords and expect to incur increasing costs for such programs in the future. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, operating results, and financial condition may suffer.

We believe that maintaining and enhancing our KingsCrowd brand is important to support the marketing and sale of our existing and future products to new subscribers and strategic partners. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products at competitive prices, our ability to maintain our subscribers’ trust, our ability to continue to develop new functionality and products, and our ability to successfully differentiate our platform and products from competitive products and services. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to adequately protect our proprietary rights in our ratings algorithms and other proprietary technologies, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology, including our ratings algorithms. We expect to file for patent protection of our existing algorithms and for any similar technologies we develop in the future but there is no assurance that any patents ultimately will be issued. We also expect to file for copyrights, trademarks, service marks to protect our branding assets. We will continue to rely on trade secret laws and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition or results of operations.

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The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

We believe that we are the first organization to offer research, analytics tools and ratings for the online private markets. We also believe that market for our products will continue to grow and that the growth of the market will prompt other companies to develop and market products such as those we offer. We expect that our competitors may range from start-up organizations to large financial services institutions that internally develop products that compete with our products directly or that are superior to ours.

We compete on several factors, including:

•	breadth of coverage of the online private markets;

•	product features, quality, and functionality;

•	the accuracy of the research and ratings provided;

•	ease of use;

•	depth of data assets that will allow an organization to improve its ratings algorithms and machine learning capabilities;

•	brand recognition; and

•	pricing.

We expect that many of our potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than us. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, we may not be able to compete successfully against our future competitors, which would harm our business, operating results and financial condition.

Future acquisitions, strategic investments, partnerships, collaborations, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our operating results, including:

•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•	difficulties in supporting and transitioning customers and suppliers, if any, of an acquired company;

•	diversion of financial and other resources and management’s attention from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

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•

failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, customers, vendors and suppliers from either our current business or an acquired company’s business;

•	inability to generate sufficient revenue to offset acquisition costs;

•	additional costs or equity dilution associated with funding the acquisition; and

•	possible write-offs or impairment charges relating to acquired businesses.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and sales of subscriptions to our products. We cannot be certain when or if our operations will generate sufficient cash to fund fully our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Natural catastrophic events, pandemics, and man-made problems such as power-disruptions, computer viruses, data security breaches, and terrorism may disrupt our business.

Natural disasters, pandemics such as COVID-19, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. In the event of a major catastrophic event, such as an earthquake, hurricane, fire, power loss, telecommunications failure, vandalism, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, and delays in product development, all of which could harm our business, operating results, and financial condition.

Additionally, as computer malware, viruses, and computer hacking, fraudulent use attempts, and phishing attacks have become more prevalent, we, and third parties upon which we rely, face increased risk in maintaining the performance, reliability, security, and availability of our solutions and related services and technical infrastructure to the satisfaction of our subscribers. Any computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, or other data security breaches related to our network infrastructure or information technology systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing subscribers and attract new subscribers.

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products.

We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. Despite disclaimers on our website that notify users of our platform that the information we publish is solely for informational purposes and that our qualitative and quantitative ratings should not be considered as investment recommendations, there is the risk that subscribers may pursue claims against us for losses that may have some connection to our products under various legal theories, including violations of securities laws. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of third-party sources as the original sources for the information we incorporate in our published data. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others.

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Any claims against us, whether meritorious or not, could result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results and may damage our reputation and brand. In addition, an adverse outcome in any such proceeding could involve substantial awards against us. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

We may become subject to other litigation that could be costly and time-consuming to defend.

In addition to securities litigation, we may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our subscribers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and financial resources from our operations, which might seriously harm our business, overall financial condition, and operating results.

Compromises of data security of our vendors could cause us to incur unexpected expenses and may materially harm our reputation and operating results.

We do not collect or store subscriber data other than the name and log on information of the subscriber. However, third party vendors with which we contract collect, process and store certain personal information and other data relating to subscribers, including customer payment card information. We seek to contract with reliable and trustworthy third parties to provide these services and expect that they maintain high-quality systems, software, tools and monitoring to provide security for processing, transmission and storage of personal information and other confidential information of our subscribers. In addition, any strategic partners with which we may partner in the future, obtain and process large amounts of sensitive data, including data related to our subscribers. There can be no assurance, however, that our vendors or strategic partners will not suffer a data compromise, that hackers or other unauthorized parties will not gain access to personal information or other data, including payment card data or confidential business information or that any such data compromise or access will be discovered in a timely fashion. The techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, and our vendors may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, our employees, contractors, vendors or other third parties with which we do business may attempt to circumvent security measures in order to misappropriate such personal information, confidential information or other data, or may inadvertently release or compromise such data. Under certain circumstances, we may be liable for such data security breaches.

Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing subscribers, prevent us from obtaining new subscribers and strategic partners, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, and class action litigation. Any actual or perceived security breach at a company providing services to us or our subscribers could have similar effects.

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Risks Related to this Offering and Ownership of our Securities

Since the offering is being conducted on a “best-efforts” basis with no minimum amount required to be sold before any closing, we may not raise sufficient funds in this Offering for us to undertake our business expansion and other development efforts.

There is no minimum dollar amount of shares that must be sold in the Offering before we can hold a closing and disburse the net proceeds to us. Accordingly, the amount of proceeds we receive through the sale of shares of Class A common stock in this Offering may be substantially less than the amount we require to undertake the business expansion and other development efforts described under the heading “Use of Proceeds.” We are relying upon the proceeds from this Offering, and the Concurrent Regulation D Offering, to fund our business plan for the next 12 to 24 months. If we sell less than the Maximum Amount, we will be required to seek additional funding, which may not be available. If we do not raise sufficient funds in this Offering, or if we are not able to obtain additional funding, we may be required to modify or suspend our business plan, which could result in investors losing all or most of their investments.

The offering price for the Class A common stock was determined arbitrarily.

The offering price of the shares of Class A common stock offered hereby has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

There is no public market for our Class A common stock or any of our securities and we do not currently intend to create one.

Although under Reg A the shares of Class A common stock sold in this offering are not restricted, they are highly illiquid securities. There currently is no public market for any of our securities and we do not currently intend to create a market for any of our securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer or obtain a price for the shares that you deem reasonable. You should be prepared to hold your shares of Class A common stock for an indefinite period.

The dual class structure of our common stock will have the effect of concentrating voting control in two stockholders whose directors or managers are directors of our Company, which will limit or preclude your ability to influence corporate matters.

Our Class A common stock, which is the stock we are offering in this offering, has one vote per share, and our Class B common stock has ten votes per share. Following this offering, Nantascot and NCI, entities that are affiliated with two of our existing directors, together will hold approximately 72.84% of the voting power of our capital stock. These entities have entered into a Stockholders Agreement whereby each party agreed to vote for the other party’s nominee to the board of directors. Because of the ten-to-one voting ratio between our Class B and Class A common stock, these entities will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. See “Principal and Selling Stockholders” and “Description of Securities.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and affect the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

•	specify that special meetings of our stockholders can be called only by our board of directors or the chairperson of our board of directors;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our board of directors may be filled only by a majority vote of directors then in office, even though less than a quorum.

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These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Securities.”

Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock, including pursuant to our equity incentive plan, or other equity securities or securities convertible into our Class A common stock could result in additional dilution of the percentage ownership of our stockholders.

We may issue additional securities following the closing of this offering. In the future, we may sell Class A common stock, convertible securities or other equity securities, including preferred securities, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue Class A common stock to employees, consultants and directors pursuant to our equity incentive plan. If we sell Class A common stock, convertible securities or other equity securities in subsequent transactions, or Class A common stock is issued pursuant to equity incentive plans, investors may be materially diluted.

Future issuances of debt securities, which would rank senior to our capital stock upon our bankruptcy or liquidation, may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our capital stock. Moreover, if we issue additional equity securities, the holders of such equity securities could be entitled to preferences over existing holders of common stock and equity securities in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. You must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return you may be able to achieve from an investment in our securities.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.

The offering price of our Class A common stock is substantially higher than the $(0.015) net tangible book value per share of our outstanding common stock paid by holders of our Class A common stock, who paid an average of $0.03 per share cash on our common stock. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of all of our common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. Please see the section entitled “Dilution.”

We have never paid cash dividends on our capital stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our class of common stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

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We are offering our Class A common stock pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our shares less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our interests less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our securities, we may be unable to raise the funds necessary to fund our expansion and other plans.

We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders will receive less information.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. If we were to elect to take advantage of the benefits of this extended transition period, our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

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We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Under the less rigorous reporting requirement under Regulation A compared to the Exchange Act, our stockholders will receive less information about our Company than they would receive from companies the shares of which are subject to the reporting requirement of ethe Exchange Act.

The requirements of complying on an ongoing basis with Regulation A may strain our resources and divert management’s attention.

In connection with our compliance with the ongoing reporting requirements of Regulation A, we will incur legal and financial compliance costs, which may impose strain on our operating budget and divert management’s time and attention from operational activities. The requirements of Regulation A may also make it significantly more expensive for us to obtain director and officer liability insurance. These factors could also make it difficult for us to attract and retain qualified officers or members of our board of directors. Moreover, as a result of the disclosure of information in this Offering circular and in other public filings we make, our business operations, operating results and financial condition will become more visible, including to competitors and other third parties.

Limitations on liability and indemnification matters.

As permitted by the corporate laws of the state of Delaware, our certificate of incorporation includes a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. If we are required to indemnify, both for the costs of their defense in any action or to pay monetary damages upon a finding of a court or in any settlement, our business and financial condition could be materially and adversely affected.

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USE OF PROCEEDS

Assuming the sale of all 13,000,000 Company Offered Shares through this offering circular at a per share price of $1.00, we will receive gross proceeds of $13,000,000, which includes $1,130,753 that we will be attributed to the conversion of the 2021 Convertible Notes upon the qualification of this offering by the SEC. (The amount of gross proceeds attributable to the conversion of the 2021 Convertible Notes represents the total amount due under such notes through August 4, 2021 and is provided for illustrative purposes only. We will update this information through the date on which the SEC qualifies this offering.) We estimate that the net proceeds from the sale of the Company Offered Shares in this offering will be approximately $11,650,000, after deducting the commissions, fees and other expenses payable to ODB but before deducting the amount of principal and interest attributable to the 2021 Convertible Notes upon the conversion of those securities.

The following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this offering.

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds
Shares Sold	3,250,000	6,500,000	9,750,000	13,000,000
Gross Proceeds	$3,250,000	$6,500,000	$9,750,000	$13,000,000
Net Proceeds Before Expenses	3,250,000	6,500,000	9,750,000	13,000,000

Total Offering Expenses (1)	337,500	675,000	1,012,500	1,350,000

Net Proceeds to be Applied as Follows:
Research and Development	$500,960	$1,222,072	$1,653,839	$1,998,010
Marketing and Sales	$155,761	$470,611	$1,069,056	$1,805,541
Investment Research	$328,360	$622,422	$1,078,194	$1,301,456
Content Production	$210,487	$455,430	$730,979	$843,197
International Expansion	$0	$0	$237,568	$348,277
General and Administrative Expenses	$409,609	$1,458,516	$2,083,289	$3,180,318
Working Capital	$176,570	$465,196	$753,822	$1,042,448
Plus the cash value of the amount attributable to the conversion of the 2021 Convertible Notes (2)	$1,130,753	$1,130,753	$1,130,753	$1,130,753
Net Proceeds to our Company	$2,912,500	$5,825,000	$8,737,500	$11,650,000

1.

Offering expenses include the following items, some of which are estimated for purposes of this table: processing fees, administrative expenses, escrow agent and related fees, legal and accounting, publishing/EDGAR, blue sky compliance. See “Plan Distribution.”

2.	The proceeds received by the Company from the sale of the 2021 Convertible Notes were used for general corporate purposes, including the payment of salaries of our employees and consultants.

To the extent we receive proceeds from the sale of shares of Class A common stock in the Concurrent Regulation D Offering, we will apply such proceeds to the items and in the amounts described in this Use of Proceeds section.

Narrative Description of Use of Proceeds

We will allocate net proceeds that we receive from this offering for the purposes described below.

Research and Development – Personnel cost associates with our chief technology officer and growing software development team that builds the infrastructure and technology that enables our products and our data sets. This group is constantly innovating and investing in building the data algorithms and technology that enable our products.

Marketing and Sales – These funds will be allocated to personnel costs for our chief marketing officer and our Vice President of Investments and to increasing the marketing budget to reach a broader audience by way of public relations mechanisms, conferences and online marketing.

Investment Research – These funds will be used to build and support our investment research team led by our vice president of investments Vice President of Investments, including scaling up all facets of our infrastructure to expand asset coverage to include all deals in the various online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets and to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives.

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Content Production – Allocation to increase funding to our content development team which produces 15 to 20 pieces of written content per week as part of our core product all based on our data and research efforts.

International Expansion – We have allocated proceeds from the offering to engage a small team to investigate whether expansion into international markets, such as the United Kingdom and other jurisdictions that have robust online private markets is practicable from an economic and business perspective and whether the allocation of resources to these markets represents a judicious use of resources.

General and Administrative Expenses and Working Capital – Approximately 20% of the proceeds will be reserved to cover ongoing general and administrative expenses and other corporate expenses, including outside professionals.

We used the proceeds we received from the sale of the 2021 Convertible Notes, amounting to $1,099,744, for general corporate purposes, including the payment of salaries and other general and administrative expenses.

DIVIDEND POLICY

Since our inception, KingsCrowd, LLC did not make any distributions to its members and KingsCrowd, Inc. has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, the general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options or restricted stock for its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into our Company. When our Company seeks cash investments from outside investors, like you, the new investors typically pay a much higher price for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Net tangible book value represents the amount of total tangible assets less total liabilities. Net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding on a fully diluted basis.

Our net tangible book value (deficit) as of December 31, 2020 was approximately $720,561, which has been adjusted to include:

•	$250,000 of proceeds upon the exercise of outstanding warrants to purchase 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share which we issued to Newchip Inc. in December 2019 pursuant to a License to Purchase Agreement whereby we acquired a license to use certain of Newchip’s software and systems for a period of 16 months;

•	$321,131 upon the conversion of the principal amount of the 2021 Convertible Notes that were issued and outstanding as of December 31, 2020; and

•	$782,944 upon conversion of the principal amount of the 2021 Convertible Notes that were issued in 2021.

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In order to calculate the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering, we used the number of shares of our common stock outstanding on a fully diluted basis. The phrase “outstanding on a fully diluted basis” means that we added to the number of shares that actually were outstanding as of December 31, 2020 (41,345,812 shares), shares subject to issuance upon the vesting, exercise or conversion of other outstanding securities as of December 31, 2020, and shares that were issued or that may become issuable during the period January 1, 2021 through May 31, 2021, which include:

•	4,957,726 shares of Class A common stock issuable upon the vesting of stock awards granted to employees and consultants and which vest without the payment of any cash to the Company by the holders of stock awards;

•	1,685,000 shares of Class A common stock issued for services rendered in 2021;

•	1,406,980 shares of Class A common stock issuable upon the exercise of the Newchip warrant referenced above, for which the Company would receive gross proceeds of $250,000 or $0.178 per share;

•	978,680 shares of Class A common stock issuable upon the conversion of the principal amount of the 2021 Convertible Notes that we sold in 2021 ($782,944), which convert at a price equal to 80% of the offering price of the Offering Shares; and

•	401,414 shares of Class A common stock issuable upon the conversion of the principal amount of the 2021 Convertible Notes that were issued and outstanding as of December 31, 2020 ($316,800) and interest accrued on such promissory notes through December 31, 2020 ($4,331).

The following table reconciles the shares and dollars used in the dilution calculations to the December 31, 2020 audited amounts:

	Net Tangible Book Value	Dilutive Shares
	12/31/2020	12/31/2020

Total assets	$1,044,386
Less: intangibles, customer list	(462,357)
Tangible assets	582,029
Less liabilities	(1,215,543)
Tangible net assets	(633,514)

Shares outstanding as of December 31, 2020		41,345,812

Plus hypothetical conversion of convertible notes outstanding as of December 31, 2020 and included in liabilities above	321,131	412,140
Plus hypothetical exercise of warrants outstanding as of December 31, 2020	250,000	1,406,980
Unvested common shares issued 2018-2021	non-cash	4,957,726
Shares issued for services in 2021	non-cash	1,685,000
Convertible notes issued in 2021, no net tangible book value adjustment since these were not included in the net tangible book value as of December 31, 2020	782,944	997,675
Tangible net assets, after hypothetical adjustments	$720,561
Adjusted shares and potential shares		50,805,333

After giving effect to the sale of shares of Class A common stock in this offering at an assumed public offering price of $1.00 per share, and after deducting the estimated offering expenses payable by us, our adjusted net tangible book value at December 31, 2020 would have been $15,070,561 or $0.236 per share, assuming the sale of the maximum number of shares offered for sale in this offering. Assuming the sale of the maximum number of shares of Class A common stock offered for sale in this offering, this represents an immediate increase in net tangible book value per share of $0.221 to the existing stockholders and dilution in net tangible book value per share of $0.764 to new investors who purchase shares in the offering.

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The following table sets forth, assuming the sale of the maximum number of shares of Class A common stock offered for sale in this offering, the total number of shares of common stock currently outstanding, potential shares for outstanding instruments, the total consideration paid for the foregoing, and the average price paid per share of common stock. As the table shows, new investors purchasing shares of Class A common stock may in certain circumstances pay an average price per share of Class A common stock substantially higher than the average price per share paid by our existing stockholders.

							Effective Cash Price
					Total Issued		per Share at Issuance
				Potential	and Potential		or Potential
	Date Issued	Issued Shares		Shares	Shares		Conversion
Common Stock:
Founders shares	2017-2018	28,612,392			28,612,392		$0.00
Stock paid for acquisition	2018	1,148,756			1,148,756		$0.00
Past Regulation Crowdfunding offerings	2018-2020	8,775,388			8,775,388		$0.13
Private securities offerings	2019	353,287			353,287		$0.14
Stock based compensation	2019-2020	2,455,991			2,455,991		$0.00
Unissued Outstanding
Warrants	2019			1,406,980	1,406,980	(A)	$0.18	(A)
Unvested common stock issuances for services	2018-2021			4,957,726	4,957,726	(B)	$0.00	(B)
Stock based compensation - 2021	2021			1,685,000	1,685,000	(B)	$0.00	(B)
Convertible notes	2020-2021			1,409,814	1,409,814	(C)	$0.80	(C)

Total Common Share Equivalents		41,345,812		9,459,520	50,805,333		$0.03

Reg A broker fees		150,000	(D)		150,000		$0.00	(D)
Reg A Offering Costs via Common shares, assuming full amount is raised	2021	13,000,000	(E)		13,000,000		$1.00

Total After Inclusion of this Offering		54,495,812		9,459,920	63,955,333		$0.23

(A)	Assumes conversion at exercise price
(B)	Assumes vesting upon completion of requisite vesting requirements
(C)

Assumes conversion of all outstanding convertible notes principal and accrued interest at $0.80 per share conversion price on the $316,800 of outstanding convertible notes at December 31, 2020, the $782,944 of 2021 convertible note issuances, and $28,107 ($4,331 as of December 31, 2020) of accrued interest on the convertible notes.

(D)	1% equity fee to be paid to broker on the total shares issued, including the up to 2,000,000 for selling shareholders
(E)	Assumes fully subscribed offering. 2 million shares to be sold from existing shareholders not included as they will issue from existing issued shares.

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The following table sets forth the estimated net tangible book value per share of Class A common stock under three hypothetical offering amounts, $5,000,000, $10,000,000, and a fully subscribed $15,000,000 offering:

On Basis of Full Conversion of Issued Instruments	$5 Million Raise(D)		$10 Million Raise(D)		$15 Million Raise(D)
Price per Share	$1.00		$1.00		$1.00
Shares Issued, excluding selling shareholders (D)	4,333,333		8,666,667		13,000,000
Capital Raised	$4,333,333		$8,666,667		$13,000,000
Less: Offering Costs	$450,000	(A)	$900,000	(A)	$1,350,000	(A)
Net Offering Proceeds	$4,783,333		$9,566,667		$14,350,000
Net Tangible Book Value Pre-financing	$720,561	(B)	$720,561	(B)	$720,561	(B)
Net Tangible Book Value Post-financing	$5,503,894		$10,287,228		$15,070,561

Shares issued and outstanding pre-financing, assuming full conversion warrants and convertible notes	50,805,333	(C)	50,805,333	(C)	50,805,333	(C)
Offering Costs via Common Stock	50,000	(E)	100,000	(E)	150,000	(E)
Post-Financing Shares Issued and Outstanding	55,188,666		59,572,000		63,955,333

Net tangible book value per share prior to offering	$0.014		$0.014		$0.014
Increase/(Decrease) per share attributable to new investors	$0.086		$0.159		$0.221
Net tangible book value per share after offering	$0.100		$0.173		$0.236
Dilution per share to new investors ($)	$0.900		$0.827		$0.764
Dilution per share to new investors (%)	90.03%		82.73%		76.44%

(A)	7% cash broker fees plus 2% estimated offering costs
(B)

Net tangible book value as of December 31, 2020 of $291,200, plus $250,000 proceeds from hypothetical proceeds from exercise of outstanding warrants, plus $321,131 conversions of convertible notes payable principal and accrued interest outstanding at December 31, 2020.  2021 convertible note issuances of $693,200 are not adjusted to net tangible book value as the associated cash proceeds are not included in net tangible book value amount as they were not yet outstanding at December 31, 2020.

(C)	Includes shares issuable upon exercise of warrants, conversion of convertible notes payable, and vesting of outstanding but unvested stock awards.
(D)

Selling shareholders are ratably applied, so for each of these gross offering amounts 13.33% are provided to selling shareholders, reducing the capital raised to the Company for the numbers presented in this table.

(E)	1% broker fee paid in equity, calculated on the gross offering amount including the selling shareholder shares.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions taken by our Company. Investors’ stake in our Company could be diluted as a result of our issuing additional shares of Class A common stock. In other words, when we issue more shares of Class A common stock, the percentage of our Company that you own will decrease, even though the value of our Company may increase. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as a public offering, another Regulation A round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible promissory notes or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we were to pay a dividend, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

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PLAN OF DISTRIBUTION

General

This offering circular describes an offering of up to 15,000,000 shares of our Class A common stock comprised of up to (a) 13,000,000 Company Offered Shares that are being offered by us and (b) 2,000,000 Selling Stockholder Shares that are being offered by certain selling stockholders who are affiliates of our Company, including 1,000,000 shares owned by Christopher Lustrino, our President and a member of our board of directors, and 1,000,000 shares by Nantascot LLC, an entity that is affiliated with Daniel Waterman, one of our directors.

We will pay all of the expenses of the offering (other than the selling commissions payable with respect to the Selling Stockholder Shares sold in the offering), but will not receive any of the proceeds from the sale of Selling Stockholder Shares in the offering.

We are offering the Offering Shares on a no minimum, “best efforts” basis at a price of $1.00 per share. There is no minimum number of shares that must be sold in order to close this offering. There is a minimum initial investment amount per investor of $100.

Of the shares of common stock being offered by the selling stockholders, 1.000,000 of such shares are Class A common stock and 1.000,000 of such shares are Class B common stock. The shares of Class B common stock being offered will convert into 1,000,000 shares of Class A common stock upon the sale of such shares in this offering, thereby increasing the number of shares of Class A common stock outstanding by 1,000,000 shares and reducing the number of shares of Class B common stock outstanding by 1,000,000 shares. See “Description of Securities.”

We are offering the Company Offered Shares both pursuant to Regulation A of Section 3(b) of the Securities Act, for Tier 2 offerings, and Rule 506(c) of Regulation D under the Securities Act on a concurrent basis. We may commence selling the Offering Shares in the Concurrent Regulation D Offering before the date on which this Regulation A offering is qualified by the SEC. We are offering the Selling Stockholder Shares only pursuant to Regulation A.

This offering will continue until the earlier of (1) the date on which all Offering Shares have been sold; (2) the date which is one year after this offering has been qualified by the SEC, subject to our right to extend or Regulation the offering for additional 30-day periods, in our discretion, or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Offering Shares will be available for purchase on the Republic platform (accessible at https://republic.co) pursuant to an agreement entered into with OpenDeal Broker LLC, or ODB, an SEC registered broker-dealer that is a member of FINRA and SIPC. See “—Online Marketing Platform.”

We intend, but are not required to, conduct an initial closing of this offering within 30 days after the qualification of this offering by the SEC. Thereafter, we intend to conduct additional closings on an intermittent basis, with at least one such closing in each subsequent 30-day period until the offering is completed or otherwise terminated as described above. At each closing, Offering Shares will be delivered via book entry to investors who have tendered funds for their shares, and such funds will become available to us. In the event that you tender funds for shares but we do not close on your purchase before we determine this offering to be completed, we will return funds to you without deduction or interest.

Online Marketing Platform

We are utilizing an online platform operated by OpenDeal Broker LLC, dba the Capital R (“ODB”), a Financial Industry Regulatory Authority ("FINRA") member and SEC-registered clearing broker-dealer, in connection with the offering (the “Platform”). ODB is not affiliated with the Company. We have entered into an Amended and Restated Offering Listing Agreement with ODB (the “ODB Agreement”), under which ODB will:

•	Provide a landing page on the Platform for our offering of the Offering Shares and perform related services;

•	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to us, vis a vis KYC and AML standards, whether or not to accept an investor’s subscription for Offering Shares;

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•	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreements to the relevant investor; and

•	Provide services that allow an investor to send consideration for the Shares to the escrow agent.

ODB has agreed, with respect to the Class A common stock issued to it as part of its commission, not to: (a) sell, transfer, assign, pledge or hypothecate such shares for a period of one hundred eighty (180) days following the date on which this offering is qualified by the SEC to anyone other than: (i) to its affiliates or any selected dealer that may participate in the offering, or (ii) a bona fide officer or partner of ODB or of any such selected dealer, in each case in accordance with FINRA Conduct Rule 5110(e)(1), or (b) cause such shares to be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares for a period of one hundred eighty (180) days following the date on which this offering is qualified by the SEC, except as provided for in FINRA Rule 5110(e)(2).

In consideration for ODB’s services, we will pay ODB a commission in cash equal to 7% of the dollar value of the Offering Shares issued to investors in this offering. In addition, we have agreed to issue to ODB a number of shares of Class A common stock equal to 1% of the Offering Shares issued to investors in this offering and to reimburse ODB for its reasonable fees and expenses. We may also have to pay ODB additional fees if we terminate this offering under certain circumstances and we will be responsible for certain fees that ODB may be required to pay to third parties for expenses incurred by ODB in connection with this offering. We have not granted ODB registration rights with respect to the Class A common stock issuable to it under the ODB Agreement. Under the ODB Agreement, ODB may also pass through certain ancillary costs to us up to $30,000, which could include financial consulting or advisory fees to be provided by ODB, subject to our approval. Further, under the ODB Agreement, ODB may also pass through certain administrative expenses to us up to $30,000, which could include FINRA fees and anti-money laundering, investor due diligence and accreditation service fees, which will be evidenced by the invoices third-parties sent to ODB for the incurrence of such expenses. Under no circumstances, will the administrative or ancillary fees exceed $30,000 each. The fees that we may be required to pay to third parties for expenses incurred by us in connection with this offering will not exceed the maximum amount of $60,000 for administrative and ancillary fees.

We will not pay any commissions or issue to ODB any shares of Class A common stock with respect to shares issued upon conversion of the 2021 Convertible Notes.

Under the ODB Agreement, we have agreed to indemnify and hold harmless ODB and its affiliates on terms and conditions customary in transactions such as those contemplated by the ODB Agreement.

We will also pay commission and fees to ODB in connection with the Concurrent Regulation D Offering as described below under the heading “Concurrent Regulation D Offering.”

Other Matters Relating to the Regulation A Offering

Investment Amount Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering, unless such investor is an accredited investor. The only investor in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an accredited investor:

•	A person who had individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

•	A person whose individual net worth, or joint net worth with their spouse or spousal equivalent, exceeds $1,000,000;

•	A director or executive officer of our company;

•	A person holding one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

•	An entity all of whose beneficial equity owners meet one of the conditions in the first two bullets above;

•	An entity that has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the securities offered and is one or more of the following (A) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; (B) a corporation, (C) a Massachusetts or similar business trust, (D) a partnership, or (E) a limited liability company;

•	A trust with total assets exceeding $5,000,000, which was not formed for the specific purpose of acquiring the securities offered and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the securities offered;

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•	A bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

•	A broker or dealer registered pursuant to section 15 of the Exchange Act;

•	An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

•	An investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940, or the Investment Advisers Act;

•	An insurance company as defined in section 2(a)(13) of the Securities Act;

•	An investment company registered under the Investment Company Act of 1940, or the Investment Company Act, or a business development company as defined in section 2(a)(48) of the Investment Company Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

•	A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

•	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

•	An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (A) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (B) the employee benefit plan has total assets in excess of $5,000,000; or (C) the plan is a self-directed plan with investment decisions made solely by persons who are “accredited investors” as defined therein;

•	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act;

•	A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act: (A) with assets under management in excess of $5,000,000, (B) that is not formed for the specific purpose of acquiring the securities offered, and (C) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

•	A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements in the bullet above and whose prospective investment in the issuer is directed by such family office pursuant to clause (C) of that bullet; or

•	An entity, of a type not listed in the bullets above for entities, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

For purposes of calculating net worth a person’s primary residence is not included as an asset; indebtedness that is secured by a primary residence, up to the estimated fair market value of the primary residence at the time of the purchase of securities, is not included as a liability (except that if the amount of such indebtedness outstanding at the time of the purchase of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess is included as a liability); and indebtedness that is secured by a primary residence in excess of the estimated fair market value of the primary residence at the time of the purchase of securities is included as a liability.

In determining income, an investor should add to the investor’s adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deduction claimed for depletion, contribution to an IRA or Keogh plan, alimony payments, and any amount by which income for long-term capital gains has been reduced in arriving at adjusted gross income.

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State Blue Sky Information

We intend to offer and sell our securities in this offering to retail customers in every state in the United States plus the District of Columbia and Puerto Rico. In each of the foregoing jurisdictions in which we intend to make offers and sales, we have made notice filings where required in respect of our intentions to make offers and sales there. Investors in the state of Arizona must either be accredited investors within the meaning of Rule 501 under Regulation D under the Securities Act or meet the qualified purchaser definition in Arizona Administrative Code Rule 13.9.

Investors in Alabama, Arizona, Florida, New Jersey, North Dakota, Texas and Washington will be required by state law to purchase our securities in this offering through an SEC and state registered broker-dealer. ODB will serve as our broker of record in these states.

The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a U.S. federal statute, preempts the states from regulating transactions in certain securities, which are referred to as “covered securities.” NSMIA nevertheless allows the states to investigate if there is a suspicion of fraud or deceit, or unlawful conduct by a broker or dealer, in connection with the sale of securities. If there is a finding of fraudulent activity, the states can bar the sale of covered securities in a particular case.

Following this offering, we intend to file periodic and current reports as required by Regulation A. Therefore, under NSMIA, the states and other jurisdictions of the United States are preempted from regulating the resale by security holders of the Shares. However, NSMIA does allow states and territories to require notice filings and collect fees with regard to resale transactions, and a state may suspend the offer and resale of our securities within such state if any such required filing is not made or fee is not paid. As of the date of this offering circular, the following states and territories do not require any resale notice filings or fee payments and security holders may resell our securities: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

As of the date of this offering circular, in the following states, district and territories, security holders may resell our securities if the proper notice filings have been made and fees paid: the District of Columbia, Illinois, Maryland, Montana, New Hampshire, North Dakota, Oregon, Puerto Rico, Tennessee, Texas and Vermont. As of the date of this offering circular, we have not determined in which of these states and other jurisdictions, if any, we will submit the required filings or pay the required fees. Additionally, if any additional states or other jurisdictions adopt a statute, rule or regulation requiring a filing or fee, or if any state amends its existing statutes, rules or regulations with respect to its requirements, we would likely need to comply with those new requirements in order for our securities to become eligible, or continue to be eligible, for resale by security holders in those states or other jurisdictions.

In addition, aside from the exemption from registration provided by NSMIA, we believe that our securities may be eligible for resale in various states without any notice filings or fee payments, based upon the availability of applicable exemptions from such states’ registration requirements, in certain instances subject to waiting periods, notice filings or fee payments.

The various states and other jurisdictions can impose fines on us or take other regulatory actions against us if we fail to comply with their securities laws. Although we are taking steps to help ensure that we will conduct all offers and sales in this offering in compliance with all Blue Sky laws, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we do not achieve compliance.

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Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the dealer manager that would permit a public offering of the securities offered by this offering circular in any jurisdiction where action for that purpose is required. The securities offered by this offering circular may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this offering circular comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this offering circular. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this offering circular in any jurisdiction in which such an offer or a solicitation is unlawful.

Subscription Procedure

Using the Platform, prospective investors will be able to access and view offering materials, including this offering circular, and submit subscription requests to purchase Offering Shares in the offering. To purchase Offering Shares through the Platform, a prospective investor must have a brokerage account with ODB. When submitting a subscription request, a prospective investor will be required to agree to various terms and conditions by checking boxes and will be required to review and electronically sign any necessary documents, including a Subscription Agreement in the form filed as an exhibit to the offering statement of which this offering circular is a part. In addition, before committing to purchase Offering Shares, each potential investor must consent to receive the final offering circular and all other offering documents electronically. Prospective investors must also answer certain questions to determine compliance with the investment limitation set forth in Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act, which is described above.

Prospective investors utilizing the Platform must deposit the funds intended for the purchase of Offering Shares in the offering in their ODB accounts. The funds can be provided by check, wire transfer, Automated Clearing House (“ACH”) push, ACH pull, direct deposit, Automated Customer Account Transfer Service (“ACATS”) or non-ACATS transfer. The funds that are deposited will remain at ODB in the investors’ accounts pending instructions to release the funds to the Escrow Agent named below when all conditions and contingencies relating to the offering have been met. Until such conditions have been met and a closing occurs, the funds are owned and controlled by the prospective investors. The funds in the prospective investors’ ODB accounts are swept into FDIC-insured bank accounts on a daily basis as part of ODB’s cash sweep program until the conditions and contingencies of the offering are satisfied and the offering closes. Subject to applicable state securities laws, a subscriber may not revoke a subscription for Offering Shares.

Because there is no minimum number of shares we are required to sell in this offering conduct a closing, the Company will notify ODB when it will conduct such closing. All such funds will then be transferred, if not previously transferred, to an escrow account with. Prime Trust, LLC (the “Escrow Agent”) until the earlier of the date of a closing with respect to such proceeds (at which time such proceeds shall be used to complete share purchases in the offering) To the extent we do not accept a subscriber’s subscription, proceeds that we receive from such subscriber shall be returned to the applicable investor without interest or deduction. Until there is a closing with respect to escrowed proceeds in the offering, we will not have any access to such proceeds. We may begin accepting investment proceeds into escrow at any time beginning two days after this offering circular has been qualified by the SEC. After a closing, ODB will send purchase confirmations to the investors.

We reserve the right to reject, in whole or in part, any orders for securities made in this offering, for any reason or for no reason in our sole discretion.

We may decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction.

The price of the Offering Shares has been determined by us and does not necessarily bear any relationship to the value of our assets, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of such shares. See “Risk Factors— The offering price for the Class A common stock was determined arbitrarily.”

Prior to this offering, there has been no public market for any of our securities. We do not intend to create a market for any of our securities. Consequently, investors may have to hold their shares of Class A common stock indefinitely. See “Risk Factors— There is no public market for our Class A common stock or any of our securities and we do not currently intend to create one.”

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CONCURRENT REGULATION D OFFERING

We also are offering the Company Offered Shares (other than the shares issuable upon conversion of the 2021 Convertible Notes) in the Concurrent Regulation D Offering pursuant to the exemption from the registration requirements of the Securities Act afforded by Rule 506(c) of Regulation D. We believe that certain types of institutional investors may be more attracted to Regulation D deals for a variety of reasons and we want to provide them with the opportunity to invest in our Company. Since Regulation D is available only to the issuer of securities and not to any affiliate of that issuer or to any other person for resales of an issuer's securities, we are not permitted to offer the Selling Stockholder Shares in the Concurrent Regulation D Offering. We will offer and sell the Company Offered Shares in the Concurrent Regulation D Offering by way of a separate offering document that will be made available only to prospective investors who can verify to us that they are “accredited investors,” as such term is defined in Regulation D, and which provide us with documentation that will allow us to verify such prospective investor’s status as an accredited investor. These methods may include any of the methods listed in Rule 506(c)(2)(ii) or other methods that we reasonably believe will allow us to satisfy the verification requirement. Sales of Company Offered Shares in the Concurrent Regulation D Offering will be made pursuant to a subscription agreement in which the prospective investor will make certain representations and covenants to us, including that such person:

(i)	is acquiring the Company Offered Shares for such person’s own account, for investment purposes only and not for distribution or resale to others;

(ii)	either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Company Offered Shares;

(iii)	has been afforded, (A) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering, (B) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (C) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary for it to make an informed investment decision with respect to its investment in the Company Offered Shares;

(iv)	understands that the Company Offered Shares have not been registered under the Securities Act or any state securities laws, that the Company is under no obligation to register the Company Offered Shares for resale under the Securities Act or any state securities law and that the Company Offered Shares and are restricted securities” as such term is defined in Rule 144 under the Securities Act;

(v)	will not sell, assign, pledge, give, transfer or otherwise dispose of the Company Offered Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of such securities under the Securities Act and all applicable state securities laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable state securities laws;

(vi)	agrees that the Company may notify its transfer agent (if any) that the Company Offered Shares acquired by such person are “restricted securities” and that a stop transfer order should be maintained as to such securities; and

(vii)	agrees that the certificate representing the Company Offered Shares will bear a restrictive legend substantially the following form:

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“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR OTHERWISE DISOPSED OF (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 UNDER SAID ACT. ”

The Concurrent Regulation D Offering will be made available to prospective investors on the Republic Platform operated by ODB by way of a private placement memorandum (“PPM”) but only to those persons who can verify that they are accredited investors. Persons seeking to verify that they are accredited investors will be required to complete questionnaires and other forms on the Platform and provide verification of their status as accredited investors in the manner described in the Platform. Subscribers in the Concurrent Regulation D Offering will execute a subscription agreement appropriate for Regulation D offerings that includes the representations, warranties and covenants set forth above, among others.

In consideration for posting the PPM on the Platform and managing administrative related and blue sky matters associated with the Concurrent Regulation D Offering, we will (i) pay to ODB a commission in cash equal to 7% of the dollar value of the Company Offered Shares issued to investors in this offering and (ii) issue to ODB a number of shares of Class A common stock equal to 1% of the Company Offered Shares issued to investors in the Concurrent Regulation D Offering and to reimburse ODB for its reasonable fees and expenses.

We have not allocated any specific number of Company Offered Shares to the Concurrent Regulation D Offering or this offering and we may sell up to all of the Company Offered Shares in the Concurrent Regulation D Offering which would significantly reduce the number of Offering Shares available for sale in this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited and unaudited condensed financial statements and related notes included elsewhere in this offering circular. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this offering circular.

Overview

Our mission is to provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Our market is relatively new, arising out of the JOBS Act passed in 2012, and is growing dramatically as both companies take advantage of the relaxed rules with respect to general solicitation and the offerings to non-accredited investors and investors seek to harness the potential of investing in start-up and early-stage growth companies. As the first to market, we are amassing and analyzing data sets that we believe will provide us with significant advantages that will differentiate our Company from our future competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which will allow us to develop the products that users most desire, and enhancing our proprietary ratings algorithms, which will allow us to provide more accurate ratings. We also believe that our first to market status will position us as the leader in the space for online private market tools and afford us the ability to establish and shape industry standards.

As of March 1, 2021, we covered all Reg CF deals available to the market, approximately 20% of Reg A offerings and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $2,293. At the end of 2019, we had 90,000 subscribers and of ARR of $18,572. At the end of 2020, we had 300,000 subscribers, including over 10,000 paid subscribers, and ARR of more than $488,716.

We generate revenue from subscriptions to our research, analytics and ratings platform. Our tiered subscription-based model allows our customers to choose among four plans, including one free tier and three core plans to meet their needs. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract.

Key Factors Affecting Our Performance

Acquiring new customers

We are focused on continuing to organically grow our customer base. We believe that our first-to-market status provides us with a substantial opportunity to increase adoption of our solutions. We have experienced strong organic new customer growth due to the free tier subscription which can be augmented by upgrading to paid subscriptions. We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity. Although many new customers immediately subscribe to a paid tier subscription, we intend to drive higher conversion rates of our free subscribers through various sales, marketing and product initiatives as one component of our customer acquisition strategy as described under the heading entitled “Business— Our Market Strategy.”

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Expanding within our current customer base

We believe that there is a substantial and largely untapped opportunity for organic growth within our existing customer base. One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Our customer efforts include educational email campaigns and free trial offerings to our paid tiers. We will continue to invest in enhancing awareness of our brand and developing more products, features and functionality of existing products, which we believe are vital to achieving increased adoption of our platform.

Our ability to innovate and develop new products

Our success is dependent on our ability to sustain product and technology innovation. We will invest resources to enhance the capabilities of our platform and introduce new products and features that are intended to be appealing to a wider audience of investors, including more sophisticated investors who we believe are more likely to subscribe to paid tiers.

Our ability to expand coverage to all online private markets

We currently track and rate 100% of Reg CF deals. Our ability to expand coverage to all online private markets, including al Reg A, Rule 506(c) and late-stage secondary markets will be essential to make our products attractive to a wider audience of sophisticated investors who we believe are more likely to subscribe to paid tiers.

The success of efforts to expand into new customer channels

We will seek to enter into strategic partnership and license arrangements with financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Expanding the nature of the assets we cover

Once we complete product expansion to cover all online private market deals, we intend to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives. Expanding into other asset classes could significantly increase the size of our addressable market.

Investing in Sales and Marketing

We will continue to drive awareness and generate demand to acquire new customers and develop strategic partner relationships; however, we will adjust our sales and marketing spend level as needed in response to changes in the economic environment. We will continue to expand efforts to market our platform directly to individual investors through online digital marketing, referral programs, and other programs. We expect that we will allocate significant cash to the development of strategic partner relationships with financial services institutions and other financial industry professional.

Investing in Our Platform

We intend to increase our investment in our platform to accommodate continued growth in use by our subscribers and product expansion into other online private market transactions. We believe that investment in research and development will contribute to our long-term growth but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features that meet and anticipate individual and institutional subscriber needs.

As a result, we expect our expenses related to research and development to increase. These efforts will require us to invest significant financial and other resources.

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Key Business Metrics

We review the following key business metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

Number of customers

We define a customer as a unique account, multiple accounts containing a common non-personal email domain, or multiple accounts governed by a single agreement. We believe that the number of customers using our platform is an indicator not only of our market penetration, but also of our potential for future growth as our customers often expand their adoption of our platform over time based on an increased awareness of the value of our platform and products.

	As of December 31,
	2019	2020
Number of customers	90,000	350,000

Total ARR

Total ARR is ARR from all of our products. We define ARR as the annualized revenue run-rate of subscription agreements from all customers as of the last date of the specified period. We believe total ARR is an indicator of the scale of our entire platform.

	As of December 31,
	2019	2019
	$	$
Total ARR	2,293	18,572

Components of our Results of Operations

Revenue

We generate revenue from subscriptions to our investment research and analysis services that we make available through our online platform. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the contract terms beginning on the date our product is made available to customers, which typically begins on the commencement date of each contract.

Cost of Revenue

Cost of revenue consists primarily of personnel-related costs for our investment research and analysis team. We expect that cost of revenue will increase in absolute dollars, but may fluctuate as a percentage of total revenue from period to period, as we continue to invest in growing our business.

Operating Expenses

General and Administrative - General and administrative expenses primarily consist of personnel-related and consultant expenses, and other expenses necessary to maintain our daily operations and administer the business. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future.

Research and Development – Research and development costs primarily consist of personnel-related and consultant expenses associated with our engineering personnel responsible for the design, development, and testing of our products and allocated overhead. We expect that our research and development expenses will continue to increase as we increase our research and development headcount to further strengthen and enhance our products and invest in the development of our software.

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Sales and Marketing – Sales and marketing expenses primarily consist of personnel-related expenses and costs associated with marketing programs. Marketing programs include advertising, promotional events, and brand-building activities. Sales and marketing expenses also include personnel-related expenses and public cloud infrastructure costs associated with our free trials. We plan to increase our investment in sales and marketing over the foreseeable future, as we continue to hire additional personnel and invest in sales and marketing programs.

Stock Compensation Expense – We issue shares to our advisors and consultants as additional consideration for the services rendered. The shares are subject to vesting terms of 3-48 months. We recognize stock compensation expense on the issued and vested shares based on the active offering price of our shares at the date of grant.

Results of Operations

	Year Ended December 31,
	2020	2019
Revenue	$488,716	$18,572
Cost of Revenue	268,902	56,571
Gross profit / (loss)	219,814	(37,999)
Operating expenses:
General and administrative	802,835	154,245
Research and development	292,548	13,785
Stock compensation		107,479
Sales and marketing		18,445
Sales and marketing – customer list amortization	153,204	51,068
Website impairment		162,571
Total operating expenses	1,521,518	456,525
Operating loss	(1,301,704)	(494,524)
Total Other total income (expense)	(5,773)	1,040
Net loss	$(1,307,477)	$(493,484)

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Comparison of the Years Ended December 31, 2019 and 2020

Revenue

Total revenue increased by $470,144, or 531%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in revenue was attributable principally to the growth from existing customers, and the remaining increase in revenue was attributable to new customers. During 2019, new customers accounted for approximately 80% of our growth and existing customers accounted for approximately 20% of our growth. In 2020, new customers accounted for approximately 70% of growth and approximately 30% was attributable to existing customers spending more with us.

Cost of Revenue

Total cost of subscription revenue increased by $212,331, or 375%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in cost of subscription revenue was driven by an increase in total revenue, attributable to an increase of $206.412 in personnel-related expenses and consultant costs and an increase of $5,919 in merchant fees.

Operating Expenses

General and Administrative

General and administrative expense increased by $648,590, or 420%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.  The increase was primarily attributable to an increase of $465,453 in personnel-related and consultant expenses, an increase of $77,142 in dues and subscriptions, an increase of $31,432 in Stripe fees, an increase of $23,699 in Newchip license fee, an increase of $19,895 in rent expense, an increase of $18,837 in professional fees and an increase of $11,159 in customer support expenses.

Research and Development

Research and development expense increased by $278,763, or 2,022%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase in personnel-related expenses as a result of increased headcount and higher development costs.

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Stock Compensation Expense

Share-based compensation expense increased by $139,648, or 130%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in share-based compensation expense was a result of grants of restricted stock to new and existing advisors and consultants.

                Sales and Marketing

Sales and marketing expense increased by $7,359, or 40%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.  The increase in sales and marketing expense was attributable to the increase in professional fees.

Sales and marketing – customer list amortization

Customer list amortization amounting to $153,204 was recognized for the year ended December 31, 2020 resulting from customer list asset acquired from Early Investing, LLC.

Website impairment

Website impairment expense amounting to $162,751 was recognized in 2019 as a result of our assessment that the website asset acquired in 2018 had no further value and therefore recorded a full impairment against the website asset amounting to $162,751.

Other Income, Expense

The change in the net amount was primarily attributable to an increase in interest expense of $6,581, of which $4,331 relates to convertible notes payable and $2,343 relates to credit cards.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities and cash generated from operations. Our principal uses of cash in recent periods have been funding our operations, investing in capital expenditures, and various business and asset acquisitions. As of December 31, 2020, our principal source of liquidity was cash which consist of cash in banks, bank deposits, and money market funds.

We believe our existing cash, cash equivalents, and short-term investments, together with cash provided by operations, will be sufficient to meet our needs for at least the next 10 months. Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing, and extent of spending to support further sales and marketing and research and development efforts, the continuing market acceptance of our products and services, as well as expenses associated with our international expansion, the timing, and extent of additional capital expenditures to invest in existing and new office spaces. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

Cash Flows:

The following table presents summary cash flow information for the periods indicated.

	Year ended December 31,
	2019	2020
Net cash used in operating activities	$(219,592)	$(617,121)
Net cash provided by (used in) investing activities	(4,130)	(1,185)
Net cash provided by financing activities	$201,754	$1,093,335

Operating Activities

The operating activities resulted to a net cash outflow of $219,592 and $617,121 for the periods ended December 31, 2019 and December 31, 2020, respectively. This means that the cash used to fund the expenses for ordinary course of business exceeded the cash generated from sales.

Investing Activities

The cash used in investing activities was attributable to purchases of computer equipment ($1,169 in 2019 and $1,185 in 2020) and software ($2,961 in 2019 and $0 in 2020).

Financing Activities

For the year ended December 31, 2020, the net cash provided by financing activities was attributable to the proceeds from issuance of common units amounting to $867,733, proceeds received from the issuance of convertible notes amounting to $270,300 and payment for offering costs amounting to $44,698.

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Off-Balance Sheet and Other Arrangements

As of the date of this report, the Company does not have any off-balance sheet or similar arrangements.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Going Concern

Our financial statements appearing elsewhere in this offering circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, we had not yet generated profits nor significant revenues and has sustained net losses of $1,307477 and $493,484 during the years ended December 31, 2020 and 2019, respectively. Our ability to continue as a going concern in the next twelve months is dependent upon our ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such proceeds to produce profitable operating results. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern.”

Accounting Principles

See Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this offering circular for a discussion of accounting principles policies applied to our financial statements.

See Note 8, “Recent Accounting Pronouncements,” to our consolidated financial statements included elsewhere in this offering circular for a discussion of recent accounting principles applied to our financial statements.

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OUR BUSINESS

Overview

Our mission is to democratize investing by providing institutional grade research, analytics tools and ratings to investors in the online private markets.

We offer new and seasoned investors in the online private markets the research and insight they need to make data driven investment decisions. We deliver our data in manageable and cogent segments in plain English without diluting the substance or importance of the information, which keeps the data accessible to novice investors without sacrificing the depth and intricacies demanded by more sophisticated investors. We also offer our subscribers online training and educational tools that instruct them as to how to capitalize on the quantity and quality of data we provide.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Our market is relatively new, arising out of the JOBS Act passed in 2012, and is growing dramatically as investors seek to harness the potential of investing in start-up and early-stage growth companies. As the first to market, we are amassing and analyzing data sets that we believe will provide us with significant advantages that will differentiate our Company from our future competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which will allow us to develop the products that or users most desire, and enhancing our proprietary ratings algorithms, which will allow us to provide increasingly more accurate ratings. We also believe that our first to market status will allow us to take a leadership role in the field and establish procedures and conventions that develop into industry standards.

Our Company was founded to fill what our founder, Chris Lustrino, perceived to be a void in the securities industry for information pertaining to the new class of online private offerings that were gaining acceptance among investors. Mr. Lustrino investigated the market for products such as those that we offer and found that not only were there no products that comprehensively covered the space but that the products that did exist offered information only sporadically and about a very limited number of offerings being made under Reg A and Reg CF.

In the course of his research, Mr. Lustrino reviewed the largest companies that provide data-driven rating and analytics services, such as Morningstar, Moody’s Investors Service, Standard and Poor’s, Bloomberg and Value Line, to determine what products, if any, they offered that cover online private markets. He also reviewed products offered by the smaller though still national companies that traditionally cover private equity markets, such as Pitchbook, Crunchbase and CB Insights, to determine what products they were offering that cover online private markets. He also examined providers that focused on Reg CF and Reg A offerings, such as such as Angels & Entrepreneurs, CAPVee, and Crowdlustro.

This investigation revealed that there are no other companies that were providing research, analytics and rating solutions that cover all of the Reg A and Reg CF offerings in the market at any given time. Rather, he found that the most prominent companies that provide research, ratings and analytics focus on securities transactions made by the larger companies that are listed on national or international exchanges and cover only a very small percentage of Reg A and Reg CF deals. Further, he found that the midsize companies provide information only about certain Reg CF and Reg A offerings that have been screened to appeal to these companies’ clients, which include venture capital and private equity funds. In the course of his research, he determined that the smaller and startup companies whose stated purpose is to cover the online private markets, such as Angels & Entrepreneurs, provide color commentary and recommendations in a newsletter format, with no emphasis on data and ratings, or do not yet possess a public facing infrastructure to offer products that provide the breadth of coverage that our solutions offer for every deal in the market.

These findings gave rise to our Company and to our belief and statements that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. As we grow and expand our coverage, we continue to assess our industry regularly to ascertain what types of products are being offered by other companies to gauge both our competition and our position in the industry.

As of that date of this offering circular, we cover all Reg CF deals and approximately 20% of Reg A offerings and 10% of Rule 506(c) offerings that are live on online private market funding portals.

Our Industry

Companies such as Moody’s Investors Service, Standard and Poor’s and Fitch Ratings have been offering securities research, analysis and ratings services since the early 20th century and are well-known and trusted names in the industry. Investment banks, such JP Morgan Chase, Bank of America Merrill Lynch and Goldman Sachs, and independent firms, such as Morningstar and Value Line, also provide their customers with broad categories of research and investment analysis. These firms cover equity, debt and derivative securities issued principally by large companies, funds and governments. Until recently, consumers did not require research and analytic services and tools for smaller private issuers of securities because they raised capital in offerings exempt from the registration requirement of the Securities Act that restricted offers and sales of their securities principally to accredited investors on a private basis.

Our business is borne out of amendments and supplements to federal securities laws mandated by the JOBS Act which were intended to facilitate capital raising. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Until recently, exemptions from registration were constrained by limitations that made capital raising difficult, particularly if the issuer did not have an extensive network of accredited investors available to it. In response to the mandates created by the JOBS Act, the SEC took the following actions:

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Create Reg CF under which eligible companies are allowed to raise a maximum of $5,000,000 in a 12-month period exclusively through an online platform operated by an intermediary that must be a broker-dealer or a funding portal that is registered with the SEC and FINRA. Reg CF permits sales of securities to accredited and non-accredited investors, subject to investment limitations for non-accredited investors. Issuers relying on Reg CF must file disclosure documents through the SEC’s EDGAR system but the documents they are required to file are significantly less burdensome and costly to prepare than the disclosure documents required by Reg A and registered public offerings, making Reg CF ideally suited for start-up and pre-revenue companies seeking capital from third-party investors.

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Amend Reg A to create what is sometimes referred to as Reg A+, which allows issuers to offer and sell up to $75 million of their securities during a twelve-month period publicly, on a self-underwritten basis, through placement agents or through a third-party online platform, and to employ general solicitation (within certain guidelines) in connection with offers and sales of securities. Reg A permits sales of securities to accredited and non-accredited investors, subject to investment limitations for non-accredited investors. Securities sold in Reg A offerings are not subject to transfer restrictions and are not restricted under Rule 144. This is an attractive feature for investors compared to securities purchased in other types of private offerings, including Reg D and Reg CF, that are restricted securities and may not be resold for some period of time after purchase. Many issuers are utilizing Reg A as a means to “go public” either by listing the securities sold directly on a stock market or creating a secondary trading market for the securities on an over the counter (OTC) quotation service such as one of the markets operated by OTC Markets Group. Issuers relying on Reg A must file disclosure documents through the SEC’s EDGAR system but, typically, raising capital by way of Reg A is significantly less expensive than conducting an initial public offering (IPO), which is attractive to issuers.

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Add new Rule 506(c) to Reg D which allows issuers of securities to engage in general solicitation in the offer and sale of securities solely to accredited investors. Private placements made pursuant to Rule 506 have been and remain the most common regulatory pathway for businesses to raise capital for many reasons, including that an issuer is not required to disseminate any specific disclosure other than what investors in the offering may request and because offering materials are not subject to SEC review. Prior to the adoption of Rule 506(c), general solicitation was prohibited in Rule 506 offerings, effectively limiting offers and sales of securities to accredited investors with whom the issuer had a preexisting relationship.

(The foregoing discussions of Rule 506(c), Reg A and Reg CF do not purport to be complete and are intended only to provide the information relevant to a discussion of the origination of our business.)

The revised and new laws adopted under the auspices of the JOBS Act directly enable our business, both from an issuer and an investor perspective. For issuers of securities, the new rules make different types of financing available to a wider range of issuers by way of new offering media. For investors, general solicitation, the provision of access to offerings by start-up and early-stage companies to non-accredited investors and the proliferation of internet-based funding portals through which these offerings are marketed to the public have been drivers for increased individual interest and investment in the online private markets. All of these factors have served to expand the universe of potential investors to whom private offerings may be made. Reg A and Reg CF have made investing accessible to the general public. Ordinary people now have the ability to invest in early-stage companies typically in manageable investment increments, in many cases less than $100, and at low unit offering prices, often below $1. The internet platforms through which Reg A and Reg CF offerings are made provide people with a new way to invest beyond the stockbroker/investment bank model and allow them to invest in companies that satisfy very particular personal criteria, such as companies that have a socially driven mission. The rise in the stock market over the last several years appears to have inspired ordinary people to embrace personal investing as a means of providing for their future and having fun. We believe that the COVID-19 pandemic has been a driver of independent, individual investment, as more people are working from home and have extra free time to allocate to other activities. Perhaps, most importantly, we have found that our subscribers truly enjoy learning how to invest and investigating and analyzing potential investments and the empowering feeling of making an investment and building a portfolio on their own.

Reg CF, Reg A and Rule 506(c) have proven to be popular with issuers and investors.

With regard to Reg CF, a January 2021 report released by Crowdfund Capital Advisors showed that the number of Reg CF offerings rose to 1,149 in offerings in 2020, an increase of over 61% compared to 2019, and that aggregate capital commitments to Reg CF issuers rose by 77.6% from $134.8 million in 2019 to $239.4 million in 2020. The average raise increased from $298,331 in 2019 to $308,978 in 2020. The number of investors participating in offerings increased from 150,000 investors in 2019 to 220,000 investors in 2020, a 75% increase committing more than 358,000 investments compared to 2019. The average valuation of issuers relying on Reg CF increased from $11.4 million to $13 million with an offering success rate of 63.7%. The Crowdfund Capital Advisors report states that the numbers relating to Reg CF offerings and investors could double in 2021. As of the date of the report, there were approximately 60 different Reg CF funding portals.

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In March 2020, the SEC released a report showing that since the effectiveness of the Reg A amendments in 2015:

•	$2.446 billion has been raised by 183 issuers (average of $13.4 million), including $230 million in Tier 1 and $2.216 billion in Tier 2 offerings; and

•	$9.095 billion was sought across 382 qualified offerings (average of $23.8 million), including $759 million sought across 105 qualified Tier 1 offerings and $8.3 billion sought across 277 Tier 2 offerings.

According to the SEC report, the aggregate number of offerings and financing levels between 2016 and 2019 were significantly higher than Reg A financing levels prior to the 2015 amendments due, in large part, to the increase in the offering size, which makes Reg A a viable capital raising option for many issuers, and the other advantages provided by Reg A+ compared to the old rules.

Per a report released by the SEC, during the period July 1, 2018 to June 30, 2019, issuers raised approximately $210 billion pursuant to Rule 506(c). Many of these offerings are posted on internet-based Reg D equity offering platforms to provide broader exposure to a wider audience of investors, thereby providing access to deals to accredited investors on a global basis in every business sector.

Our Opportunity

We believe that the trend in the increase in the number of Reg A and Reg CF offerings and the aggregate amount raised by issuers will continue and will escalate and mature in the coming years. From a regulatory perspective, we see the SEC and other federal agencies continuing to enhance and fine tune these regulations in ways that will make them more secure and appealing to issuers and investors alike. From the issuer perspective, we believe that as increasing numbers of companies and their advisors take notice of the potential to raise capital by way of the internet-based portals through which these securities are offered, these exemptions will be utilized more regularly. We also believe that the increased offering amounts available under Reg A and Reg CF effective in March 2021 will make these exemptions viable funding pathways to raise meaningful sums of capital for a wider range of issuers and drive further use of these exemptions. From an investor perspective, we believe that as more people become aware that they can participate in start-up and early-stage investing, the audience for these types of offerings will grow. Public interest and excitement in these smaller offerings may flourish as successful companies that got their start by way of a Reg A or Reg CF offering, including, perhaps, a “unicorn" (a private company with a valuation over $1 billion), complete initial public offerings at a price many times the price paid by a Reg A or Reg CF investor. We also believe that as the technologies that power online platforms continue to evolve, the investment process will become more seamless, secure and accessible to retail investors.

We expect that our role in the industry will continue to grow and evolve. As the number of offerings posted to online platforms increases, which will deepen the difficulty investors face screening and identifying the best investments, the value of our product increases. As more investors enter the online private markets, our applicable market size grows and we will continue to develop products that meet our customers’ evolving approach to investing and the research they demand to satisfy their needs. We believe that our ratings algorithms, as well as machine learning technologies and other new technologies, will continue to progress and attract more investors to the online private markets and our services. We believe that we are developing a reputation as a trusted provider of ratings and analytics in the online private market space. As the first mover in our industry, we are confident that as independent retail investing continues to take off, we will be poised to capture a large share of the growing market. Additionally, larger institutions are beginning to appreciate investors’ increased interest in these smaller offerings and the aggregate dollars invested in the online markets represent growth potential that cannot be ignored. We are now fielding inquiries from the corporate development departments of global financial services providers in the public markets that are connecting with us to make our private equity solutions available to their customers. With these developments, we see our future growing both organically with retail investors and through corporate development with major institutions who we hope will license our products and make them available to their customers.

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Our Solutions for a New Market

Until recently, retail investors in the online private markets had to identify attractive deals from the countless documents filed by issuers on the EDGAR system or posted on online funding platforms and struggle through dense offering materials to conduct the research necessary to make an investment decision in a company. Learning about available offerings in business sectors in which they were interested and conducting the research relating to appropriate investments had been a difficult and time-consuming exercise for investors. For new or unsophisticated investors, the process could be intimidating and overwhelming, and, to many, an impenetrable barrier to getting started. Many seasoned investors do not have the time to undertake effective comprehensive research with respect to all of the deals available to them.

We founded our Company so that everyone could have access to institutional-grade ratings, research and analytics tools to analyze Reg CF, Reg A and Rule 506(c) offerings and to simplify the investment selection process. Our product solutions aggregate and summarize deal-flow from all Reg CF online funding portals into a single platform and provide investors in the online private market with the information they need to hone in on the deals that meet their specific investment criteria and to make informed, confident and inspired investment decisions.

Equity capital is typically raised in many rounds of financing that correspond to a company’s stage of development. Each stage entails its own risks and generally, the more recently a company was organized, the riskier the investment because the company may, for example, still be developing its products or may not have a management team in place. At each stage in a company’s life cycle, it may rely on one of the private offering exemptions described in this offering circular to raise capital. Historically, the specific exemptions from registration upon which a company would rely in making an offering corresponded to the company’s stage of development. However, with the increase in the offering limits to Reg A from $50 million to $75 million in March 2021, and to Reg CF from $1.07 million to $5 million in March 2021, these exemptions are available to a wider range of companies at various points in their life cycles. Investors may be attracted to specific stages of capital formation because, for example, they have a higher threshold for risk and the potentially higher return these types of deals may enjoy, their financial resources may limit them to investing only in pre-seed and seed funding deals (Reg CF deals) which may include companies offering securities a lower per unit prices and lower minimum investment amounts as compared to more mature deals, or because they enjoy the excitement of investing in these types of deals. Our current products are geared mostly to investors who invest in start-up and early-stage companies with limited but expanding coverage of larger deals offered under Reg A or Rule 506(c). We plan to develop products that cover all deal across the spectrum of private funding.

Below is a general description of the types of financing that companies pursue at various stages of their life cycle and the exemptions form registration on which they may rely in making a securities offering, which may provide insight into the products that we offer.

Pre-Seed Funding, which refers to the initial capital a company raises, is typically obtained from friends, family members and personal credit. This round could be as small as $5,000 and as high as $100,000. Companies at this stage usually have an idea for a product and often not much more. Institutional funding and bank loans typically are not available for companies in this round because they are not generating revenue. With this funding, the company may perfect its business plan, start building its management team, purchase production equipment, build a website, or build product prototypes.

Seed Funding (also called seed capital) typically ranges from $100,000 to $500,000 and historically has been provided by angel investors who may purchase convertible notes or common stock. Companies may use seed funding to grow the business and achieve proof of concept, which may entail building a product or service and establishing that customers will buy it.

Investments in companies seeking pre-seed and seed funding are usually the riskiest types of investment because there are so many variables for which there are no clear answers, such as whether an issuer’s products will ever be developed or gain market acceptance. Many companies are now utilizing Reg CF to raise capital at these stages because Reg CF portals offer them higher visibility and access to a wide audience of potential investors to whom they can offer and sell securities at very low unit prices. Some of the more mature companies in the seed funding stage may consider offering under Reg A, which may be more appealing to investors because the securities purchased are freely transferable.

Early-Stage Investment (Series A - C series preferred stock). “Series A” financing historically has been used to describe the first round of institutional funding for a venture. The name is derived from the class of preferred stock investors receive in return for their capital. A typical Series A round may be between $2 million and $5 million. Capital may be used for virtually any purpose and cover the full spectrum of needs – from product development and marketing to employee salaries, with the goal of funding one or two years of operations. In Series B offerings, companies may raise $5 million to $20 million in capital or more. Each round may be used for a specific purpose, such as expansion, product development or marketing. Preferred stock usually offers the investor rights beyond those possessed by holders of common stock, such as preferred dividend or liquidation rights, or the right to elect a director.

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Later Stage Investment (Series D preferred stock and beyond – some venture backed companies have raised over 10 rounds of preferred stock financing) are further rounds of venture capital funding. Each round may raise between $5 million and $20 million or more. These rounds typically had been funded by institutions, venture capital firms, strategic partners and corporate investors.

Prior to the adoption of Reg A, smaller series preferred rounds typically were raised under Rule 506(b) through investment banks, registered broker-dealers that placed the securities with their customers, or to angel investors or institutions that had an appetite for what are considered in the industry to be very small deals which are riskier. The increase in the maximum offering amount permissible under Reg A in 2015 and the opening of deals at this level to non-accredited investors changed the capital raising landscape for companies at this stage of development. Companies are no longer beholden to Rule 506(b), which limits the investor audience to accredited investors only and the way in which these deals were pitched to prospective investors. However, many companies continue to prefer Rule 506(b) offerings because the offering documents and the details of their business remain confidential and these deals are usually funded by smaller groups of investors who are more sophisticated.

Mezzanine Financing is often provided by institutions, private equity firms, and the like, and may be structured as equity, debt, or convertible notes that is provided to a company just prior to its initial public offering (“IPO”). Mezzanine investors generally take less risk, since the company is generally solid and poised to “cash out” relatively quickly. Most mezzanine financing is obtained in reliance on Rule 506(b).

Current Products

Our products comprise two principal components: investment research, which represents the content and information we provide about individual issuers, and proprietary software, from which we generate issuer rankings and ratings.

We collect more than 150 data points on each issuer, including information relating to its team, its market, financial statements, traction with consumers, and competitors. Our investment research team collects data from multiple sources such as the issuers’ pitch decks, capital raise pages on all of the funding portals (including all Reg CF funding portals such as Wefunder, Republic, Netcapital, SeedInvest), news articles and announcements, social media, founder profiles and resumes, recruitment websites, the SEC filings, growth data provided by the companies and information derived from alternative data sources. Our research team distills and compiles the data in easily manageable segments. Our research team incorporates three layers of data audit, including individual data review; peer reviewed data and our Vice President of Investments final review. We maintain and track all of our research in the investment research portal designed and built by our team.

Our proprietary algorithm uses a comparative modeling approach to rank and score all companies actively raising capital from the markets across the various key dimensions deemed notable in the rating algorithm and traditionally utilized by venture investors to make informed investment decisions. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the issuer, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the issuer at a specific funding round. Our software team employs four layers of code review including personal code review, group code review; staging review; and post-launch bug review and fix.

Our research, data, and proprietary ratings are accessed via subscription services through our web-based platform. We currently offer four levels of service on a subscription-based model for access to our platform, including a free tier and three priced tiers. Paid subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term.

Free Tier – Our free tier offering provides retail investors with access to basic analytics on every company raising capital under Reg CF. The landing page of our website available to all tiers includes general industry data, including general Reg CF industry statistics, an overview of new deals, top ten weekly raises, latest ratings, latest analyst reports, industry valuation trends, industry analysis, founder profiles, top deals, deals to watch, and much more. From the landing page, a subscriber can link to various pages that provide educational tools and other information about investing and information pertaining to companies conducting offerings, which includes analyst reports, ratings and other resources. It also provides market level analytics on the Reg CF space as a whole, including the amount raised on each Reg CF platform, aggregate information by industry and development stage of companies offering under Reg CF. We also offer subscribers to create their own portfolio page to add all of their Reg CF investments from the various platforms into a personal portfolio that allows them to visualize all of their Reg CF investments in one place (we make clear to our subscribers that we are not the holder of the investments, nor a portfolio manager; we simply provide visualizations of investments in one place).

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Each company page on our website provides a synopsis of the deal: specific deal information, such as the amount sought and the valuation of the issuer; fundraising performance analytics such as investment momentum, amount raised to date, number of investors, and a “price score” that rates the per unit price of the security offered against the valuation; the industry in which the issuer operates; the market for its products; the management team, differentiating factors; performance; and our outlook for the company under both good and less than optimal conditions. We also send our subscribers weekly emails covering the latest deals to market, a newsletter roundup of what’s going on at KingsCrowd and other general industry news.

Each of our paid tiers offer the information and tools available in the free tier with the additional features we describe below.

Crowd Tier – A $10 per month paid subscription, or $100 annually, offers to subscribers a select set of our proprietary Reg CF startup investment ratings produced by our in-house investment research team utilizing our proprietary algorithms. Ratings are sorted into “Top Deals,” “Deals to Watch,” and “Underweight” based on a standardized set of metrics (e.g., market size, founders) that are researched by our investment research team in an independent and unbiased manner.

Pro – A $30 per month paid subscription, or $200 annually, that entitles subscribers to receive all of our proprietary Reg CF startup investment ratings sorted as above. This tier also provides Reg A ratings and Rule 506(c) ratings of the deals within those categories that we cover.

Merlin Early Stage – A $50 per month paid subscription, or $750 annually, that offers subscribers access to a first-of-its-kind data-driven, quantitative rating system that benchmarks all Reg CF deals against one another providing a powerful sorting and filtering tool for analyzing the market of available investment opportunities on all Reg CF platforms. patent-pending rating algorithm for early-stage companies (pre-seed, seed stage companies). This provides a quantitative deep dive on all key components (e.g., price, team, market, differentiators, performance) and easy sorting and filtering tools for identifying these market opportunities.

Subscription Tier Product Development

Our early focus has been to offer subscribers complete coverage of all Reg CF (pre-seed and seed fund) offerings. With that goal achieved we are concentrating on developing additional subscription tiers that cover all Reg A and Rule 506(c) offerings. Eventually, we expect to add subscription tiers that cover early stage, later stage and mezzanine offerings that are made available to investors online.

We expect that many of our future products will be directed to discrete market niches and more sophisticated investors.

Merlin Growth Stage – We expect to develop a product that covers companies raising capital by offering series of preferred stock (A – C) in private offerings. Prior to the adoption of Rule 506(c) and the amendments to Reg A, these offerings typically were made pursuant to Rule 506(b) to institutions, private equity groups and other professional investors and were not available to retail accredited investors. With the adoption of Rule 506(c), that allows for general solicitation to accredited investors, the increase in the offering limits under Reg A, which increases the utility of the exemption for larger companies that require more capital for their businesses, and the proliferation of online Reg D platforms, preferred stock offerings are more widely available to accredited investors. Many companies that offer preferred stock already may have products in the market and require capital for things such as research and product development or for marketing these products. Investments in these types of companies generally are less risky than investments in start-up or early-stage companies because these companies may have mature product from which issuers are generating revenue. We believe that there is a fertile market for a product that provides research, analytic tools and ratings for preferred stock offerings.

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Merlin Late Stage – We plan on developing a product that will focus on companies raising preferred stock series D to mezzanine rounds on any online private marketplace, that also will include the features provided in the Merlin Growth Stage tier.

B2B Merlin – Is a business-to-business solution that we will seek to develop to address an institutional or other business customer’s specific needs. For instance, B2B (business to business) customers such as multi-family offices and other wealth advisers will be given full access licenses to provide to all of their customers as well as white label capabilities and simplistic reporting/tracking of investments across all of their customers priced at $500 per month or $5,000 per year.

B2B2C Merlin – Is a solution directed at large institutions such as online brokers and financial publications that want to make our products available to their customer base. We may create products to order for institutions that could repurpose them into their customer offerings.

Ratings Algorithm Development

We have been collecting significant data on every company for many years and we are currently working on machine learning algorithms to predict successful fundraising metrics, such as: Would the company reach its target funding amount or not, if yes, how long will it take? How many investors would invest? What would be the average investment amount? and much more. Also, by having access to thousands of both successful and failed companies we are working on an artificial intelligence model that would be able to predict the potential valuation of new startups at different stages, and the potential exit returns.

Utilizing our 150 data points on each company and watching the progress of these companies over time, we can begin to identify patterns within our rating system that lead to outperformance, which can be utilized for creating future indices products. We will seek to expand our rating algorithm capabilities by:

•	developing the data infrastructure to support a growing number of data points as we cover more of the online private markets;

•	beginning to track company performance over time and apply machine learning algorithms that enable predictive analytics for private market investing;

•	creating data automation capabilities to better scale up our market coverage capabilities; and

•	developing first of its kind indexes of the online private markets utilizing our data sets.

Our Competitive Advantage

First-mover

We have the advantage of being the first and, we believe, only data-driven rating system for the online private markets. While there is a Reg CF deal flow aggregator in Crowdlustro.com, we are not aware of any other company that currently is tracking every Reg CF deal in the market or any Reg A, Rule 506(c) or late-stage secondary deals, and rating each of them with a standardized, proprietary rating formula for assessing the qualities of early, growth and late-stage investment opportunities in the online private markets. We believe our first to market position provides us with a number of advantages, including that:

•	we are gaining familiarity with different classes of investors in the online private markets which will allow us to develop the products that users most desire;

•	as the only service provider in this space, we believe that we are building a reputation that will position us to establish relationships with and provide products to financial services institutions and other financial services providers before competition in the space increases;

•	our singular status will position us as the leader in the space for online private market tools and afford us the ability to establish and shape industry norms and standards; and

We believe that we are building a reputation as a trusted provider of research, analytic tools and ratings in the online private markets and that we can continue to make a name for our Company.

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Independent

We provide research, analytics and ratings independent of the companies we cover, and accept payments only from our subscribers to access the ratings and analytics we generate. Our customers can trust that the information we provide to them is unbiased because we do not accept advertisements or other payments or perquisites from issuers, online platforms or their agents. We will continue to function autonomously from funding platforms and issuers.

Large and Growing Dataset

We have been tracking every Reg CF deal for over 3 years and we have built and continue to add to our proprietary database of companies raising capital online. The value of our datasets grows each day as the universe of Reg CF companies grow and the importance of data in this market grows. We believe that our database will allow us to distinguish and analyze trends in the overall markets for the different types of offerings and for industries and sectors within these markets as well as differentiate the competing online platforms based on types of deals and success. The growth of our database will allow us to fine-tune our ratings algorithms and create the foundation for us to develop machine learning capabilities that we believe will enhance the accuracy of our ratings and rankings.

Rating Algorithms

Our proprietary ratings algorithms for early-stage companies (pre-seed, seed stage companies) are the first and only one of their kind. Our proprietary algorithms compare all issuers that are actively raising capital to each other based on over 150 data points that we collect and are processed through our proprietary rating algorithm, which ranks them based on collected data, and then converts the ranking into a score. With our data base of historical performance, we are able to back-test deals against our rating, which allows us to continuously improve our algorithms, which will provide us with a data and intelligence edge that would likely take years for others to replicate, if at all.

Quality

We subject our ratings analyses to four levels of software review and our investment research content to three levels of data audit to ensure the accuracy of the information we provide to our subscribers.

Our Market Strategy

We seek to acquire customers in an efficient manner. We believe that brand building is an important direct and indirect component of our marketing strategy and will continue to incorporate brand building strategies into all of our go to market efforts. Our goal is to be synonymous with trusted research, analytics and ratings for retail investors in the online private markets.

We will allocate a significant percentage of the net proceeds we receive from this offering to marketing efforts. We intend to engage additional experienced marketing personnel that share our vision for our Company to develop and implement marketing campaigns to attract retail investors and financial institutions and professionals.

Direct-to-Retail Investors

Our direct-to-retail investors approach leverages digital customer acquisition tools, social media campaigns and print advertising.

We have enjoyed significant success utilizing search engine optimization, or SEO, which helps our audience find us by boosting our ranking during internet searches. Services such as Google Analytics and HubSpot, provide immediate feedback as to the success of any specific Internet based marketing effort by allowing us to track where and how we are acquiring our customers and understand the strength of each ad channel.

We utilize Facebook, LinkedIn and other social media platforms which also allow us to track successful ad campaigns. We believe that these channels are effective in creating name recognition for and name awareness of our Company and assist with building our brand.

Our customer surveys show that we acquire a steady stream of new retail investors through our existing subscribers through referrals. We expect to implement a personal referral program over the coming months to reward subscribers who introduce paying customers to our platform.

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We also plan to employ print ads to appear in select publications in certain geographic areas. We expect to pursue ad placement to attract individual subscribers in larger financial publications.

Our goods and services are purchased on a one-time, monthly and annual subscriptions. All of our customers are stored in our customer relationship management, or CRM, tools and we have developed a strategy for communicating with them on a regular basis. For non-paid subscribers, we typically send two monthly emails to incentivize them to enroll in a paid subscription product. We also communicate regularly (once per month) with paid members to encourage upgrading to higher tier products. We consistently send emails to our customers around website content to keep them generally informed of what is going on at a weekly basis. We have enjoyed exceptional email open rates (often 20%, well above market averages in the 11 and 12%) and high general user engagement from our audience with the current communication plan in place.

Financial Publishers

We work with financial publishers on a pay for performance basis, by inserting ads into their publications. Working with financial publishers has been a valuable tool because the ads we place are formatted and tagged in such a way that we know what ads are effective at driving customer response, which make our ad spend more efficient. We intend to continue working with financial publishers and to develop a pay for performance plan in which we agree to pay the publisher for paid subscribers that originate out of their publication.

Financial Institutions and Other Financial Professionals

We expect that our future marketing plans will target financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Prior to COVID-19, we attended many financial technology, or Fintech, events from which we gained positive press and that led to other partnerships that could help drive new customers to our business and we expect to continue this practice as the economy opens up as the pandemic recedes and we can attend such events safely.

As we complete development of products for the move into business-to-business offerings, or B2B, and B2B2C products (in which we sell our products to another business that makes our products available to its customers), we will be scaling up our professional support sales teams for marketing our products to financial institutions, financial publications and other financial professionals.

Growth Strategy

We are allocating a substantial percentage of the net proceeds we receive from the sale of Class A common stock in this offering to enhance existing products and create new products and services, expand our marketing efforts and research product development. We will continue to improve our algorithms, web site, platform, investment research capabilities, ratings algorithms, and develop new products. Our plans for the future of the business are as follows:

Acquire New Customers

We believe that our first-to-market status provides us with a substantial opportunity to increase adoption of our solutions. We have experienced strong organic new customer growth due to the free tier subscription which can be augmented by upgrading to paid subscriptions. We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity and market reach. Although 5% to 10% of new customers immediately subscribe to a paid tier subscription, we intend to drive higher conversion of our free subscribers through various sales, marketing and product initiatives as one component of our customer acquisition strategy as described under the heading entitled “Business— Our Market Strategy.”

Continue to Innovate and Develop New Products

We are focused on investing in research and development to continue to enhance our products and release new products and features. As described elsewhere, we currently are developing several new products for the early- and late-stage companies and mezzanine financing rounds that build upon our existing products, including enhanced rating algorithms and systems, some of which are intended for use by institutional organizations, financial publications and other financial professionals. We are allocating a substantial percentage of the net proceeds we receive from the sale of Class A common stock in this offering to research product development. We will continue to improve our algorithms, web site, platform, investment research capabilities and develop new products such as those described below.

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Coverage Expansion

We currently track 100% of Reg CF deals and rate all Reg CF deals using our proprietary rating technology, in addition to providing general research and data resources for customers. We intend to expand coverage to all online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets and utilize the experience and basic structures of our database and Reg CF algorithms to develop growth stage and late-stage ratings algorithms to rate investments.

Channel Expansion

As we have built-out our product offerings to cover additional online private markets, we are starting to garner interest from financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Asset Expansion

Once we complete product expansion to cover all online private market deals, we intend to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives. We want to establish a reputation as the most trusted provider of ratings and analytics for the entirety of the online private markets across all asset classes.

Expand into International Markets

The United Kingdom and several Asian Pacific countries have vibrant online private market ecosystems. Once we have rolled out coverage of the U.S. online private markets, we expect to investigate whether expansion into the United Kingdom and other jurisdictions that have robust online private markets is practicable from an economic and business perspective and whether the allocation of resources to these markets represents an judicious use of resources.

Realizing our Expansion Objectives

We have commenced efforts to create products that cover all Reg A, Reg D and late-stage secondary offerings with planned releases occurring during 2021 for each of these products. We already have the investment research and analysis teams in place for such purposes. Our existing tech team will manage the platform buildout and other infrastructure requirements associated with rolling out these products. We do not expect incur any additional costs beyond those currently budgeted and allocated.

We then expect to expand into other asset classes, such as business credit, real estate and alternative asset classes for which online private markets are burgeoning. We believe that our efforts to expand coverage into these other markets will require us to engage teams of three or four staff members that have experience in the specific market or asset class we are targeting. Our existing tech team has the competency to expand the platform infrastructure to cover these new asset classes. We project that the annual cost to engage and maintain each team will be approximately $250,000 to $300,000. We have allocated proceeds that we may receive from the sale of the Company Offered Shares in this offering for such purposes. Our goal is to begin coverage of business credit markets is the middle of 2021, of real estate markets in the second or third quarter of 2022 and of other alternative asset classes in 2023.

In order to achieve our growth strategy, we will require substantial proceeds from this offering or from other sources to retain the necessary personnel to develop pipeline products, build sales channels and implement the other growth initiatives described above.

Competition

We believe that we are the first and currently the only company to offer research, analytics tools and rating services to retail investors that cover all Reg CF offerings. We are aware that other financial service companies offer online newsletters and similar publications, such as Angels & Entrepreneurs, that offer general information about the Reg CF and Reg A markets, but we believe these offerings are directed at a different type of clientele than our products. With respect to other types of offerings made in the online private markets, such as Reg A and Rule 506(c) and early and late-stage offerings, we are aware that there are web-based products that provided private and public capital market data products geared to professional investors, such as private equity groups and investment banks, including Pitchbook, Crunchbase and CB Insights. We believe that some companies may offer rating tools for the public markets, such as Morningstar.

We differentiate ourselves from our competitors by focusing on the online private markets where there is currently no solution like ours, have developed a unique rating algorithm and set of research tools that are unique to the needs of online private market investors and have priced ourselves well below the pricing of traditional private equity data solutions.

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We believe that the key competitive factors in our market include:

•	breadth of coverage of the online private markets.
•	product features, quality, and functionality;
•	the accuracy of the research and ratings provided.
•	depth of data assets that will allow an organization to improve its ratings algorithms and machine learning capabilities;
•	brand recognition; and
•	pricing.

We believe that we can compete favorably on the basis of these factors. We believe that we are building a brand that our customers trust and that we are well-positioned to service new customers with our existing and future products. We will continue to build upon this foundation as a means to effectively compete in our industry.

We expect the market for investment tools for the online private markets will continue to evolve and grow, as greater numbers of companies utilize Reg CF, Reg A and Rule 506(c) and more retail investors become attracted to these types of investments. Large financial services organizations such as national brokerage firms and investment banks may seek to develop products internally that cover the online private markets to satisfy their customers demand for information. Existing ratings firms, such a Moody’s and Standard and Poor’s, may extend their coverage to include the online private markets. In addition, financial publishers, such as Morningstar and Dow Jones, may find that the online private markets represent an area for expansion and develop products aimed at these markets.

Research and Development

We invest substantial time, energy, and resources to ensure we have a deep understanding of our customers’ needs, and we continually innovate to deliver value-added products and services through our platform. Our research and development organization consists of software engineering, product, and design teams. These teams are responsible for the design, development, and testing of our software and products. We focus our efforts on developing new functionality and further enhancing the usability, reliability, and performance of existing applications.

Intellectual Property

We rely on a combination of trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights. During the pendency of this offering, we will file one or more patents to cover our proprietary ratings algorithms. We also will file for copyright and trademark protection of various other intellectual property assets, including our name and other brand indicia. We also have registered a domain name for our website.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

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Employees

As of December 31, 2020, we had three full-time employees. Our staff is comprised of fifteen consultants who provide critical services to us and who allocate varying portions of their business time to our endeavors. Upon the closing of this offering, we intend to enter into employment agreements with a number of our existing consultants, subject to the amount of proceeds we receive from the sale of the shares in this offering, including:

•	our Chief Technology Officer who will continue to develop our proprietary ratings algorithms and scale up our platform;

•

our Chief Marketing Officer who will continue to be responsible for developing the marketing roadmap of our ratings and analytics products and developing comprehensive marketing plan for the business and will be responsible for implementing a plan to sell the B2B and B2B2C products we expect to develop to financial services institutions and other financial professional organizations; and

•

our Vice President of Investments who will continue to develop the methodology of our ratings and analytics products, work with developers to build a scalable, user friendly ratings offering, devise additional methods for scaling our in-house due diligence process and assembling and managing an in-house due diligence team. We will expect this individual to work closely with regulators over the long term to develop other capital raising tools for companies utilizing the online private markets.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

We maintain our principal executive offices at 855 Boylston Street, Suite 1000, Boston MA 02116. The preponderance of our employees have the option to work remotely. As a result of this strategy, we maintain physical offices in major cities where our officers reside for purposes of collaboration and team building. We currently lease office space in Baltimore, Boston and San Francisco and expect to enter into a lease for offices in Washington, D.C. in the near future. we may lease office space in additional cities where we find a future concentration of employees.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should we need additional physical office space, suitable additional space will be available in the future.

Legal Proceedings

We are not presently a party to any litigation.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this offering circular:

Name	Age	Position
Christopher Lustrino	28	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Venkatachalam Sankaranarayanan Jr.	47	Vice President – Strategy
Ahmad Takatkah	40	Vice President – Investments
Howard Schneider	64	Chief Technology Officer
Sean O’Reilly	35	Chief Marketing Officer
Andrew Gordon	68	Managing Director
James Bordewick	62	Chief Legal Officer
Daniel Waterman	34	Director
Cecilia Lenk	67	Director

Background Information about our Officers and Directors

Executive Officers

Christopher Lustrino is a founder of the Company and served as a manager and the chief executive officer of our Company prior to the Corporate Conversion and as our Chief Executive Officer, President, Chief Financial Officer, Treasurer and a director since the Corporate Conversion. From 2014 to 2017, he served as a consultant at LEK Consulting, where he focused on private equity due diligence. During 2016 to 2018, Chris was responsible for finance operations at Freebird, a travel tech startup. In 2016, Chris founded Simple.Innovative.Change, a Fintech publication focused on alternative investments and lending, and was a finalist for the 2018 LendIt Fintech Journalist of the Year.

Venkatachalam Sankaranarayanan, Jr. has served as our Vice President of Strategy since our acquisition of the assets of Early Investing in April 2020: Vin started his career as an online media entrepreneur and pioneer with USA TODAY where he worked from 1995 to 2005. He helped develop much of the content, content models, business models and technology in use today while working for Gannett's two national publications -- USA WEEKEND and USA TODAY. He has founded several companies in the gaming space and continues to the gaming industry helping to enable new technologies for the space.

Ahmad Takatkah has served as our Vice President – Investments since January 2020. Ahmad comes to KingsCrowd with a blend of venture capital and data science experience. He holds an MBA, is a Kauffman Fellow and from 2009 to 2016, he worked in venture capital, with stops at N2V, Leap Ventures, and ArzanVC. He also spent three years at Carta, a leader in cap table management and private equity technology. In his free time, he runs his own VC and data science-focused blog: VCpreneur.com where he entertains and educates thousands of readers.

Howard Schneider has been our Chief Technology Officer since January 2020. Howard has spent the past 30 years co-founding various startups in the chief technology officer role, including several that ended in successful exits, including Bright Tiger Technologies, which was acquired by MacroMedia, Videominex, which was acquired by Iverify.us; and most notably Generate, Inc. which was acquired by Dow Jones. Howard spent two years as chief technology officer of the Dow Jones, Business Intelligence Group after the acquisition. With this time and experience in the financial services sector, Howard has gained significant understanding of financial technology and capital market requirements. Howard also Co-Founded Crowditz, which we acquired in 2018.

Sean O’Reilly has served as our Chief Marketing Officer since June 2018. He has served as a content strategist for B2B and B2C organizations from early 2017, with a passion for the financial markets and enabling individuals to invest confidently. He formerly served as an editor and podcast host at The Motley Fool from 2013 to 2017 where he covered the energy & industrials, technology, and consumer goods sectors.

Andrew Gordon has served as our Managing Director since April 2020. After graduating from the London School of Economics, Andy worked with the U.S Department of Commerce, the CIA, and a K Street firm that monitored World Bank activities. He went on to consult on a series of infrastructure projects around the world. Following that, he worked with Dow Chemical, Lockheed Martin, and Bethlehem Steel to increase global sales. He also worked under the Governor of Maryland on global trade and investment initiatives. From there he joined a global investment advisory service and then a startup investment advisory service where he provided guidance to accredited investors, retail investors and crowdfunders.

James Bordewick has served as our Chief Legal Officer since April 2021. He began his career in private practice in Boston at Gaston Snow and Ely Bartlett and Ropes & Gray, before becoming the chief legal officer for MFS Investment Management’s fund business. After that, he worked at Bank of America as general counsel for its various asset management businesses and as chief compliance officer of these investment management business and its private bank. Jim then joined an equity crowdfunding portal as the head of operations, legal, and regulatory affairs in order to be part of the growing movement for increasing accessibility to private capital markets for all investors.

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Non-Employee Directors

Cecilia Lenk has served as a director of our Company since 2018. Since 2017, she has served as the chief executive officer of NCI, a financial services firm where she oversees the general operation of the business. From 2012 through 2016, Cecilia was a creative strategist at FableVision, an education and media company. She also currently is a member of the LaunchPad Venture Group, an angel investor organization that invests in startup companies.

Daniel Waterman has served as a director of our Company since our inception. For the last five years, Mr. Waterman has served as the manager of Nantascot LLC, a private investment and real estate company. Mr. Waterman has been realtor at Coldwell Banker since 2015.

Advisory Board

We have an Advisory Board that provides advice relating to the following:

•	business strategy;

•	business development; and

•	capital raising.

Each of the members of our Advisory Board acts as an independent consultant and receives stock-based compensation for his or her services pursuant to the terms of consulting agreements between us and each advisor. Restricted stock granted to each advisor vests on a monthly basis.

As of the date of this offering circular, the members of the Advisory Board are:

John Engle
Michael Even
John Fanning
Patrik Hellstrand
Barry Kurland
Jenn Lee
Caroline Mizumoto
Andrea Walne

Below is biographical information for each member of the Advisory Board.

John Engle - John Engle is the President of Almington Capital, a merchant banking and venture capital firm founded in 2013, which is reimagining the merchant banking concept. He is also a business adviser to Redcrow, an online private market focused on funding healthcare-related startups.

Mike Even is an investment professional with over 35 years of industry experience in various roles and organizations. Most recently, Mike was the Chairman of Man Numeric Investors in Boston and was a member of the Man Group Executive Committee. He joined Numeric in 2006 and served as President and CEO until December 2016. Prior to joining Numeric, Mike worked for Citigroup for nine years building a global asset management organization. After Citi merged with Travelers, he became global CIO of the Private Bank and eventually, global CIO for and Co-Head of Citigroup Asset Management, overseeing investment teams running more than $500B in client assets. Prior to joining Citigroup, Mike spent 13 years at Independence Investment Associates in Boston. Mike received a Bachelor of Arts degree in economics, a BS degree in operations research from Cornell University and a master’s degree in business from the Massachusetts Institute of Technology. Mike currently serves on the investment committees of the Massachusetts Pension Reserves Management Board (PRIM), the Whitehead Institute and the Trustees of the Reservation and on a few Boards and Advisory Boards.

John Fanning, founding chairman and CEO of napster, has been a pioneer in internet technologies for over 25 years. In addition to his work with napster on the distributed aggregation of content, he has introduced such net-related innovations as client-server game play, voice over IP, and auto-upgrading/authentication. Since 1994, he has founded numerous successful Internet ventures, including napster, NetGames and NetMovies.

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Patrik Hellstrand, an entrepreneurial executive with broad experience working with lifestyle and luxury companies, is the CEO of Picadilly, a better-for-you salad bar organization making healthy foods accessible at an affordable price point within your grocery store. Prior to that, he was CEO of by CHLOE, a plant-based fast-casual restaurant brand based in New York, NY. He was also the Founder of SQInsight Hospitality, which was a hospitality service analytics and technology product development company, and is currently the founder and author of thrivewired (www.thrivewired.co), an original and curated content-driven site offering advice on tackling the challenges of excelling in a growing business while achieving a thriving life. He has a keen focus on growth strategies, revenue growth and customer-centricity.

Barry Kurland is currently the Chief Operating Officer at Cecelia Health, a venture-backed healthcare technology company focused on improving the lives and health outcomes of people living with diabetes and related chronic conditions. Previously he started up and scaled five businesses in emerging markets while a General Manager at Microsoft, was an Operating Partner at a venture capital firm that invested in technology-enabled business services, a VP of Early-Stage Product and Business Development at a NYSE listed corporate payment and business solutions company, and a Chief Operating Officer of several technology startups.

Jenn Lee was the Director of Technology of StreetAccounts. She built the tech behind the real time analytics platform that catered to the public markets, which was acquired by FactSet in 2012, where she spent time as Lead Software Engineer. She currently serves as Head of Technical Innovation at Amazon where she works on Audible features for Alexa. She has extensive experience in application and database architecture, Agile project management, as well as growing high-performing and diverse software engineering teams.

Caroline Mizumoto currently advises and invest in startups. In the past she spent time as an engineer and strategist at Twitter during its early scaling days in 2008. Following her time at Twitter she advised and invested in companies such as EveryLayer, Dekko, Lumoir and several others.

Andrea Lamari Walne is a General Partner at Manhattan Venture Partners, a venture fund and research-driven merchant bank with a refined focus on a portfolio comprising of majority secondary direct investments in pre-IPO companies. She leads the San Francisco regional office and is responsible for overseeing the firm’s growing West Coast presence and team. Working directly with more than 100 late-stage private companies, Ms. Walne has facilitated over $10 billion worth of transactions and secondary investments for mid and late-stage private companies. As one of the first female executives in the space, Ms. Walne has been leading private company liquidity in the secondary market since its early days, beginning her career as a co-founder of Forge (previously Equidate). Prior to joining MVP, she led the liquidity solutions team at Carta (previously eShares) spearheading the launch of CartaX. Before her involvement with Carta, she spent three years as the West Coast director for NASDAQ Private Markets, a division of Nasdaq, Inc., where she ran business development for this unit, bolstering NASDAQ’s presence by supporting late-stage, pre-IPO companies before they listed on the exchange. She has facilitated transactions for companies such as Slack, Uber, Stitch Fix, and PagerDuty.

Involvement in certain legal proceedings.

No executive officer, member of the board of directors or control person of our Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Term of Office

All our directors will hold office until their successors have been elected and qualified or appointed or the earlier of their death, resignation or removal. Executive officers are appointed and serve at the discretion of the board of directors.

Family Relationships

There are no family relationships among our directors or officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which we refer to as the Board. We currently have three directors. Cecilia Lenk and Daniel Waterman were elected under the provisions of a Stockholders Agreement entered into by Nantascot and NCI. Under the terms of this Stockholders Agreement, the stockholders who are party to the Stockholders Agreement have agreed to vote for a Board comprised of three persons and to vote their respective shares to elect: one director designated by Nantascot, currently Mr. Waterman; and one director designated by NCI, currently Ms. Lenk. The Stockholders Agreement will terminate on the completion of a public offering from which we receive gross proceeds of $10 million.

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We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor have our officers and directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our officers and directors have not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our board of directors.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system, which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules and the rules and regulations of the SEC. Under such rules, our Board has determined that none of the members of our Board are independent directors. In making such independence determination, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors, our Board considered the association of our directors with the holders of more than 5% of our common stock.

Committees

Our bylaws provide that our Board has the authority to appoint committees to perform certain management and administration functions; however, at this time, we are not required to and do not have any committees of the Board. The functions of an audit committee, a compensation committee or a nominating committee are being undertaken by our Board. Because we do not have any independent directors, our Board believes that the establishment of committees of our Board would not provide any benefits to our Company.

Board Leadership Structure

We believe that effective board leadership structure can depend on the experience, skills, and personal interaction between persons in leadership roles and the needs of our Company at any point in time. We have not adopted a formal policy on whether the chairman and chief executive officer positions should be separate or combined so as to support flexibility in the structure the Board by not requiring the separation of these roles.

Our Board currently believes that it is in the best interests of our Company to have our chief executive officer also serve as the chairman of the board. We believe that our chairman and chief executive officer provides strong, clear, and unified leadership that is critical in our relationships with our stockholders, employees, consultants, customers, suppliers, and other stakeholders. The extensive knowledge of the chief executive officer regarding our operations and industries and the markets in which we compete uniquely positions him to identify strategies and prioritize matters for board review and deliberation. Additionally, we believe the combined role of chairman and chief executive officer facilitates centralized board leadership in one person, so there is no ambiguity about accountability. The chief executive officer serves as a bridge between management and the Board, ensuring that both groups act with a common purpose. This structure also eliminates conflict between two leaders and minimizes the possibility of two spokespersons sending difference messages.

Our Board does not believe that combining the position creates significant risks, including any risk that the chairman and chief executive officer will have excessive or undue influence over the agenda or deliberations of the Board.

The chairman of the board provides guidance to the Board; facilitates an appropriate schedule for board meetings; sets the agenda for board meetings; presides over meetings of the Board; and facilitates the quality, quantity, and timeliness of the flow of information from management that is necessary for the board to effectively and responsibly perform its duties.

The chief executive officer is responsible for the day-to-day leadership of our company and setting our company’s strategic direction.

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Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with experience on tech company boards as well as experience with advertising, marketing, legal and accounting skills.

Board Role in Risk Oversight

Risk is inherent in every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including strategic risks, enterprise risks, financial risks, and regulatory risks. While our management is responsible for day-to-day management of various risks we face, the Board, as a whole, is responsible for evaluating our exposure to risk and to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. We expect our Board to review and discuss policies with respect to risk assessment and risk management. The Board also has oversight responsibility with respect to the integrity of our financial reporting process and systems of internal control regarding finance and accounting, as well as its financial statements.

Limitation of Liability and Indemnification

Our certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our bylaws provide that we shall indemnify and hold harmless our directors and officers, to the fullest extent permitted by applicable law, except that we will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by our board of directors. Under our bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Our bylaws provide that we will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

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COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during our last completed fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total Salary ($)
Christopher Lustrino President, Chief Executive Officer and	2020	85,801	180,000	–	265,800
Chief Financial Officer	2019	45,800	180,000	–	225,800

Venkatachalam Sankaranarayanan Jr.	2020	112,884	–	1,784	114,668
Vice President – Strategy	2019	–	–	–	–

Ahmad Takatkah	2020	108,734	31,500	–	140,234
Vice President – Investments role	2019	–	-	–	–

Howard Schneider	2020	106,000	37,996	–	143,996
Chief Technology Officer role	2019	–	48,002	–	48,002

Sean O’Reilly	2020	6,750	99,999	–	106,749
Chief Marketing Officer	2019	18,000	99,999	–	117,999

Andrew Gordon	2020	118,154	–	–	118,154
Managing Director	2019	–	–	–	–

James Bordewick	2020	–	–	–	–
Chief Legal Officer	2019	–	–	–	–

(1) The amounts reported represent the aggregate grant date fair value of the options awarded to the named executive officers during identified fiscal year, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The amounts reported in this column reflect the accounting cost for these awards and does not correspond to the actual economic value that may be received by the officer upon the sale of any of the underlying shares of Class A common stock.

(2) The amount indicated represents cash paid to the named executive officer for the reimbursement of medical insurance premiums in accordance with the terms of his agreement with the Company.

Outstanding Equity Awards as of December 31, 2020

The following table sets forth certain information about equity awards granted which consisted of restricted shares of Class A common stock to our named executive officers that remain outstanding as of December 31, 2020.

	Stock Awards – Employees and Consultants
Name	Grant Date	Total Granted #	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Christopher Lustrino	2018	7,631,491	1,580,970	1,580,970
Ahmad Takatkah	2020	890,341	675,221	675,221
Sean O’Reilly	2018	2,826,475	1,056,301	1,056,301

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The following table sets forth certain information about equity awards granted which consisted of restricted shares of Class A common stock to members of our Advisory Board that remain outstanding as of December 31, 2020.

	Stock Awards – Advisory Board Members
Name	Grant Date	Total Granted #	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
George Attalah	3/1/20	108,113	17,772	17,772
John Engle	6/30/18	227,724	85,104	85,104
Michael Even	5/1/19	276,769	161,212	161,212
Patrik Hellstrand	1/1/19	238,573	69,510	69,510
Barry Kurland	10/10/18	119,891	53,175	53,175
Jenn Lee	1/1/19	190,864	69,510	69,510
Caroline Mizumoto	3/1/20	432,452	71,088	71,088
Andrea Walne	9/23/19	308,440	210,271	210,271

Employment Agreements

We have entered into employment agreements with the persons identified below.

On April 1, 2020, we entered into an employment agreement with Andrew Mark Gordon to serve as our Managing Director. The agreement provides that Mr. Gordon will serve as an at will employee for an annual salary of $150,000 per year. Commencing as of May 1, 2020, we agreed to reimburse Mr. Gordon for 50% of his medical insurance premiums.

On April 1, 2020, we entered into an employment agreement with Venkatachalam Sankaranarayanan Jr. to serve as our Vice President - Strategy. The agreement provides that Mr. Sankaranarayanan will serve as an at will employee for an annual salary of $150,000 per year. Commencing as of May 1, 2020, we agreed to reimburse Mr. Sankaranarayanan for 50% of his medical insurance premiums.

Compensation Plans

2020 Incentive Plan

In December 2020, upon the consummation of the Corporate Conversion, our board of directors and stockholders adopted the 2020 Incentive Stock Plan (the “Plan”). As provided in the Plan of Conversion, all outstanding unvested units granted to employees, consultants and advisors in the pre-conversion limited liability company were converted into unvested shares of Class A common stock subject to the terms of the Plan.

An aggregate of 6,000,000 shares of our common stock is reserved for issuance and available for awards under the Plan. The Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates.

Upon the effective date of the Corporate Conversion, all unvested awards of restricted units in KingsCrowd LLC outstanding as of such date were converted into awards of unvested restricted shares of Class A common stock in KingsCrowd, Inc. under the Plan on terms and conditions similar in all material respects to the terms and conditions upon which the restricted units originally had been granted. As of the date of July 30, 2021, awards for an aggregate of 5,249,142 unvested restricted shares of Class A common stock remain outstanding under the Plan.

Since the date of the Corporate Conversion and the conversion of the awards to receive restricted units in KingsCrowd LLC into awards to unvested restricted shares of Class A common stock in KingsCrowd, Inc., we have not granted awards of any other securities under the Plan. As of July 31, 2021, awards covering 3,066,875 shares of Class A common stock remain available for grant under the Plan.

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The Plan initially will be administered by the Board. The Plan administrator has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Board may at any time amend or terminate the Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Plan without the consent of the recipient. No awards may be made under the Plan after the tenth anniversary of its effective date.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance share or unit awards, stock bonuses and other stock-based awards and cash-based incentive awards.

Stock Options. The Plan administrator may grant to a participant options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Internal Revenue Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Plan administrator. The exercise price for stock options will be determined by the Plan administrator in its discretion, but non-qualified stock options and incentive stock options may not be less than 100% of the fair market value of one share of our company’s common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the Plan administrator that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. At the Plan administrator’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the Plan administrator (including one or more forms of “cashless” or “net” exercise).

Stock Appreciation Rights. The Plan administrator may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of common stock with respect to which the SAR is exercised. The exercise price for a SAR will be determined by the Plan administrator in its discretion; provided, however, that in no event shall the exercise price be less than the fair market value of our common stock on the date of grant.

Restricted Shares and Restricted Units. The Plan administrator may award to a participant shares of common stock subject to specified restrictions (“restricted shares”). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period. The Plan administrator also may award to a participant Units representing the right to receive shares of common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“restricted units”). The terms and conditions of restricted share and restricted unit awards are determined by the Plan administrator.

Stock Bonuses. Stock bonuses may be granted as additional compensation for service or performance, and may be settled in the form of common stock, cash or a combination thereof, and may be subject to restrictions, which may vest subject to continued service and/or the achievement of performance conditions.

Performance Awards. The Plan administrator may grant performance awards to participants under such terms and conditions as the Plan administrator deems appropriate. A performance award entitles a participant to receive a payment from us, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of common stock or a combination thereof, as determined by the Plan administrator.

Other Stock-Based Awards. The Plan administrator may grant equity-based or equity-related awards, referred to as “other stock-based awards,” other than options, SARs, restricted shares, restricted Units, or performance awards. The terms and conditions of each other stock-based award will be determined by the Plan administrator. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Plan administrator.

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Cash-Based Awards. The Plan administrator may grant cash-based incentive compensation awards, which would include performance-based annual cash incentive compensation to be paid to covered employees subject to Section 162(m) of the Code. The terms and conditions of each cash-based award will be determined by the Plan administrator.

Except as set forth above, we do not have any ongoing plan or arrangement for the compensation of directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our Class A common stock and Class B common stock as of July 31, 2021, by:

(i)	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;
(ii)	each director and each of our executive officers;
(iii)	all executive officers and directors as a group; and
(iv)	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock.

The number of shares beneficially owned by each stockholder as described in this offering circular is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to vesting held by such person that will vest within 60 days of the date of this offering circular, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering computed on the basis of 30,022,294 shares of Class A Common Stock outstanding and 12,719,151 shares of our Class B common stock outstanding.

We have based our calculation of the percentage of beneficial ownership after this offering on the basis of 43,648,282 shares of Class A Common Stock outstanding and 11,719,151 shares of our Class B common stock outstanding after giving effect to (i) the issuance and sale of 13,000,000 shares of Class A common stock by us in this offering, (ii) assuming the sale by the Selling Stockholders of all shares offered by them, and (ii) the conversion of 1,000,00 shares of Class B common stock being offered by the Selling Stockholders into an equivalent number of shares of Class A common stock.

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Unless otherwise indicated, the number of shares of common stock outstanding as of July 31, 2021 does not include shares of restricted that have been awarded under the 2020 Incentive Plan but that have not vested as of July 31, 2021.

	Number of Shares Beneficially Owned							Percentage of Shares Beneficially Owned		Percentage of Shares Beneficially Owned		Percentage
	Before Offering			After Offering				Before the Offering		After the Offering		of Total Voting
Name of Beneficial Owner	Class A Common Stock	Class B Common Stock		Class A Common Stock		Class B Common Stock		Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Power After the Offering
Executive Officers and Directors:
Christopher Lustrino (1)	6,001,192	—		5,001,192	(2)	—		20.8%	—%	11.7	—%	3.1%
Venkatachalam Sankaranarayanan, Jr.	—	—		—		—		—%	—	—	—%	—%
Ahmad Takatkah (3)	381,487	—		381,487		—		1.3%	—	0.9%	—%	0.2%
Howard Schneider (4)	1,759,843	—		1,759,843		—		5.9%	—	4.0%	—%	1.1%
Sean O’Reilly (5)	2,298,325	—		2,298,325		—		7.7%	—	5.3%	%	1.4%
Andrew Gordon	—	—		—		—		—%	—	—	—%	—%
James Bordewick (6)	131,528			131,528				0.4%		0.3%		0.1
Daniel Waterman (7)	—	—		—		—		—%	—%	—	—%	—%
Cecilia Lenk (8)	—	—		—		—		—%	—%	—	—%	—%
All directors and executive officers (8 persons)	10,572,375	12,719,151		9,572,375		11,719,151		36.2%	100.0	22.1%	100%	78.8%
5% or Greater Stockholders
Nantascot (10)	—	8,903,406	(9)	—		7,903,406	(10)	—%	76.0%	—	67.4%	49.1%
NCI (11)	—	3,815,745		—		3,815,745		—%	32.6%	—	32.6%	23.7%

*	Represents beneficial ownership of less than 1% of outstanding shares of the applicable class of common stock.

(1)	Includes 5,788,771 shares of Class A common stock and 212,421 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular.
(2)	The number of shares in this column gives effect to the sale of 1,000,000 shares of Class A common stock offered by this stockholder under this offering circular.
(3)	Includes 344,314 shares of Class A common stock and 37,174 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular.
(4)	Includes 1,684,637 shares of Class A common stock and 75,205 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular.
(5)	Includes 2,180,313 shares of Class A common stock and 118,012 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular.
(6)

Includes 102,031 shares of Class A common stock and 29,497 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular which are held in the name of Blaxton Equity Ventures, LLC, which is wholly owned by Mr. Bordewick.

(7)	Daniel Waterman, one of our directors, is the managing member of Nantascot. Does not include 8,903,406 shares of Class B common stock owned by Nantascot, LLC.
(8)	Cecilia Lenk, one of our directors, is the managing member of NCI. Does not include 3,815,745 shares of Class B common stock beneficially owned by NCI.
(9)	Mr. Waterman is the managing member of Nantascot LLC. The address for this entity is State Street Financial Center, 1 Lincoln Street, Boston MA 02111.
(10)

Of the shares of Class B common stock listed in this column as being held by the named stockholder, 1,000,000 shares are being offered under this offering circular and when sold will be converted in 1,000,000 shares of Class A common stock.

(11)

The number of shares in this column gives effect to the sale of 1,000,000 shares of Class B common stock offered by this stockholder under this offering circular, which will convert to shares of Class A common stock upon consummation of the sale.

(12)	Ms. Lenk is the managing member of NCI. The address for this entity is State Street Financial Center, 1 Lincoln Street, Boston MA 02111.

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Selling Stockholders

The individuals named below are the “Selling Stockholders.” The Selling Security Holders intend to sell a total of 2,000,000 shares of Class A common stock in this offering. The 1,000,000 shares of Class B common stock being offered by Nantascot LLC will convert into 1,000,000 shares of Class A common stock upon the sale of such shares in this offering.

The Selling Stockholders are affiliates of the Company. Mr. Lustrino is our Chief Executive Officer, President, Chief Financial Officer, Treasurer and a member of our board of directors, and Nantascot LLC is managed by Daniel Waterman, a member of our board of directors. The shares to be offered by the Selling Stockholders named in this offering circular are “restricted” securities under applicable federal and state securities laws.

We will pay all of the expenses of the offering (other than the selling commissions payable with respect to the Selling Stockholder Shares sold in the offering), but will not receive any of the proceeds from the sale of Selling Stockholder Shares in the offering.

The Selling Stockholders are not broker-dealers or affiliated with a broker-dealer. Each of the Selling Stockholders may be deemed to be an underwriter of the shares offered by them in this offering.

We and the Selling Stockholders have agreed that after giving effect to the conversion of the 2021 Convertible Notes into 1,413,442 Offering Shares, proceeds from the sale of Offering Shares will be allocated pro rata between the Company Offered Shares and the Selling Stockholder Shares.

The calculations below are based on 30,022,294 shares of Class A Common Stock outstanding and 12,719,151 shares of our Class B common stock outstanding as of July 31, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on the basis of 43,648,282 shares of Class A Common Stock outstanding and 11,719,151 shares of our Class B common stock outstanding after giving effect to (i) the issuance and sale of 13,000,000 shares of Class A common stock by us in this offering, (ii) assuming the sale by the Selling Stockholders of all shares offered by them, and (ii) the reclassification of 1,000,00 shares of Class B common stock being offered by the Selling Stockholders into an equivalent number of shares of Class A common stock. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Unless stated otherwise, the business address for these Selling Stockholders is c/o the Company.

The table below assumes that all of the securities offered in this offering will be sold.

Name of Beneficial Owner	Class A Common Stock Owned Before Offering	Percentage of Class A Common Stock Owned before Offering	Class A Common Stock Offered	Percentage of Class A Common Stock Owned After Offering	Class B Common Stock Owned Before Offering	Percentage of Class B Common Stock Owned before Offering	Class B Common Stock Offered	Percentage of Class B Common Stock Owned After Offering	Voting Power After Offering
Christopher Lustrino	6,001,192	20.4%	1,000,000	11.7%	-	-	-	-	3.1%
Nantascot LLC	-	-	-		8,903,406	76.0%	1,000,000	67.4%	49.1%

TRANSACTIONS WITH RELATED PERSONS,

PROMOTERS AND CERTAIN CONTROL PERSONS

Prior to the Corporate Conversion, Nantascot and NCI, were managers of the KingsCrowd LLC and owned 700,000 units (22%) and 300,000 units (10%), respectively, in our pre-conversion limited liability company. These entities were unwilling to proceed with the Corporate Conversion because it would require them to surrender their rights to receive distributions of income generated by the Company and allocations of profits and losses to which they were entitled under the limited liability company agreement that governed the Company at the time. In order to induce Nantascot and NCI to consent to the Corporate Conversion, we entered into agreements with each of them that provided for the issuance of shares of Class B common stock to be authorized in the corporation into which we would convert. The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. After giving effect to the issuance of the Class B common stock to these entities, Nantascot controlled 58% of the voting power of our Company and NCI controlled 25% of the voting power of our Company. The Class A common stock and the Class B common stock are described under the heading entitled “Description of Securities—Common Stock.” A more detailed discussion of the Corporate Conversion is set forth under the heading entitled “Summary – Our Corporate History.”

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Upon the consummation of the Corporate Conversion, Nantascot and NCI entered into a Stockholders Agreement under which they each agreed to vote in favor of the other party’s board nominee. This Stockholders Agreement will continue in force until the Company completes an underwritten public offering of its securities from which it raises at least $10 million in gross proceeds or until the parties own less than 50% of the outstanding voting power of the Company.

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of our capital stock and our outstanding convertible securities. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and our bylaws which have been filed as exhibits to the offering statement of which this offering circular is a part. For more detailed information, please refer to these exhibits.

Our authorized capital stock consists of 66,000,000 shares of common stock, $0.0001 par value per share, including 51,000,000 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock. As of July 31, 2021, there were 30,022,294 shares of Class A Common Stock and 12,719,151 shares of Class B Common Stock outstanding.

Common Stock

Dividend Rights. Holders of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights. Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

No Preemptive or Similar Rights. Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions. If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon:

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•	at the option of the holder; or

•	upon the consummation by the Company of an underwritten public offering from which the Company receives gross proceeds in excess of $10,000,000.

A transfer of shares of Class B common stock will not result in the conversion of such shares into shares of Class A common stock unless such conversion is a result of an involuntary transfer, such upon the bankruptcy of the holder, upon any assignment by the holder for the benefit of creditors, upon any judicial order levied against the holder, or other legal process, such as a divorce, execution, attachment, enforcement of a pledge or other encumbrance, or otherwise than by a voluntary decision on the part of the holder of the shares of Class B common stock to transfer such securities.

Fully Paid and Non-Assessable. All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Newchip Warrant

In connection with our acquisition of the license and assets of Newchip Inc., we issued to Newchip a warrant to purchase up to 110,619 preferred units in KingsCrowd LLC at a price of $2.26 per unit until December 2, 2021. The preferred units to be issued upon exercise of this warrant were to be the same as those issued in the most recent financing round after the issuance of the warrant. If at the time of exercise no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. We did not issue any preferred unit in KingsCrowd LLC prior to the Corporate Conversion and, as of the date hereof, the warrant would entitle the holder to purchase 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share until December 2, 2021.

2020 Equity Incentive Plan

Effective as of the Corporate Conversion, all outstanding options to acquire membership interest in Kings Crowd LLC were converted into options to purchase shares of Class A common stock under the Kings Crowd, Inc. 2020 Equity Incentive Plan (described under the heading “Compensation of Executive Officers—Compensation Plans”).

Shares Eligible for Future Sale

Prior to this offering, there has been no market for any of our securities and we do not intend to create a market for any of our securities after the closing of this offering. To the extent our Class A common stock is listed on a public market or traded on an automated quotation system after the closing of this offering, sales of substantial amounts of our Class A common stock, or securities or instruments convertible into our Class A common stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock prevailing from time to time.

Currently, we have outstanding an aggregate of 30,022,294 shares of our Class A common stock and 12,719,151 shares of Class B common stock. All of the currently outstanding shares of our common stock are restricted as a result of the federal securities laws. Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if they qualify for an exemption from registration, including under Rule 144. See “— Rule 144” below.

The 15,000,000 shares to be qualified in this offering, once sold, will be freely tradable without restriction or further registration under the Securities Act, except to the extent they are acquired by an “affiliate” of ours, as such term is defined in Rule 405 under the Securities Act. Under Rule 405, an affiliate of a specified person is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified person. Any affiliate of ours that acquires our shares can only further transact in such shares in compliance with Rule 144 under the Securities Act, which imposes sales volume limitations and other restrictions on such further transactions. See “— Rule 144” below.

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Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our Common Stock then outstanding; or

•	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons replying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock and any market that may develop for our securities in the future. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws include several provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Board of directors’ vacancies. Our certificate of incorporation and bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Special meeting of stockholders. Our bylaws provide that special meetings of our stockholders may be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

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LEGAL MATTERS

The validity of the securities offered by this offering circular will be passed upon for us by Ruffa & Ruffa, P.C., New York, New York.

EXPERTS

Our balance sheets as of December 31, 2020 and 2019 and the related statements of operations, shareholder’s equity and cash flows for the periods then ended included in this offering circular have been audited by Fruci & Associates II PLLC, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Regulation A offering statement on Form 1-A with the SEC under the Securities Act with respect to the Class A common stock to be sold in this offering. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement and exhibits and schedules to the offering statement. For further information with respect to our Company, reference is made to the offering statement, including the exhibits and schedules to the offering statement. Statements contained in this offering circular as to the contents of any contract filed as an exhibit to the offering statement are qualified in all respects by the exhibit to which the reference relates. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

The offering statement is also available on the website maintained by ODB at https://republic.com. After the completion of this offering, you may access these materials at the foregoing website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on the website is not a part of this offering statement and the inclusion of the website address in this offering statement is an inactive textual reference only.

Reporting Requirements under Tier II of Regulation A. Following this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 30th each year, which will include unaudited financial statements for the six months ending December 31. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this offering circular by filing a supplement with the SEC. You should read all the available information before investing.

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FINANCIAL STATEMENTS

F-1

Kings Crowd, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2020 and 2019

F-2

Kings Crowd, Inc.

F-3

INDEPENDENT AUDITORS’ REPORT

Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

To the Board of Directors and Management of

KingsCrowd, Inc.

Boston, Massachusetts

Opinion

We have audited the accompanying financial statements of KingsCrowd, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, statements of changes in equity/deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KingsCrowd, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Kings Crowd, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 3 of the financial statements, the Company has not yet generated profits nor significant revenues and has sustained recurring net losses since inception. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Kings Crowd, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-4

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KingsCrowd, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

May 26, 2021

F-5

KINGS CROWD, INC.
BALANCE SHEETS (AUDITED)
As of December 31, 2020 and 2019

	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$518,674	$43,645
Accounts receivable	-	5,700
Escrow receivable	46,500	-
Prepaid expense	5,770	24,142
Deposit	8,930	4,655
Total Current Assets	579,874	78,142

Non-Current Assets:
Property and equipment, net	2,155	2,072
Intangible asset, net	2,747	2,945
Customer list, net	459,610	-
Total Non-Current Assets	464,512	5,017

TOTAL ASSETS	$1,044,386	$83,159

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$45,451	$6,570
Deferred revenue	221,519	8,582
Loan payable	1,849	1,849
Acquisition payable, current portion	226,617	-
Other current liabilities	10,721	-
Total Current Liabilities	506,157	17,001

Non-current Liabilities:
Convertible notes payable	316,800	-
Acquisition payable, net of current portion	386,197	-
Other liabilities	6,389	-
Total Non-current Liabilities	709,386	-

Total Liabilities	1,215,543	17,001

Stockholders' Equity/(Deficit):
Common stock, $0.0001 par value, 66,000,000 shares authorized, 41,345,812 and 33,492,857 shares issued and outstanding as of December 31, 2020 and 2019, respectively	4,135	3,349
Additional paid-in capital	1,686,255	616,878
Accumulated deficit	(1,861,546)	(554,069)
Total Stockholders' Equity/(Deficit)	(171,157)	66,158

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,044,386	$83,159

See Independent Auditor’s Report

See accompanying notes, which are an integral part of these financial statements.

F-6

KINGS CROWD, INC.
STATEMENTS OF OPERATIONS (AUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$488,716	$18,572
Cost of revenues	268,902	56,571
Gross profit/(loss)	219,814	(37,999)

Operating Expenses:
General and administrative	802,835	154,245
Research and development	292,548	13,785
Stock compensation	247,127	107,479
Sales and marketing	25,804	18,445
Sales and marketing – customer list amortization	153,204	-
Website impairment	-	162,571
Total Operating Expenses	1,521,518	456,525

Loss from operations	(1,301,704)	(494,524)

Other Income/(Expense):
Interest expense	(6,674)	(93)
Others - net	901	1,133
Total Other Income/(Expense)	(5,773)	1,040

Provision for income taxes	-	-
Net loss	$(1,307,477)	$(493,484)

Weighted average common shares outstanding
-Basic and Diluted	39,756,592	32,219,089
Net loss per common share
-Basic and Diluted	$(0.03)	$(0.02)

See Independent Auditor’s Report

See accompanying notes, which are an integral part of these financial statements.

F-7

KINGS CROWD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (AUDITED)
For the years ended December 31, 2020 and 2019

	Members' Equity			Stockholders' Equity/(Deficit)
	Common Units			Common Stock		Additional		Total Stockholders'
	Units	Capital	Accumulated Deficit	Shares	Amount	Paid-in Capital	Accumulated Deficit	Equity (Deficit)

Balance at December 31, 2018	2,458,745	288,507	$(60,585)	-	$-	$-	$-	$-
Retroactive application of the corporate conversion	(2,458,745)	(288,507)	60,585	31,273,149	3,127	285,380	(60,585)	227,922
Issuance of common stock - Reg CF	-	-	-	1,131,814	113	160,060	-	160,173
Issuance of common stock - advisors	-	-	-	395,413	40	59,437	-	59,477
Issuance of common stock - Scott Group LLC	-	-	-	353,287	35	49,965	-	50,000
Issuance of common stock - consultant	-	-	-	339,194	34	47,968	-	48,002
Fair value of warrants	-	-	-	-	-	24,336	-	24,336
Offering costs	-	-	-	-	-	(10,268)	-	(10,268)
Net loss	-	-	-	-	-	-	(493,484)	(493,484)
Balance at December 31, 2019	-	-	-	33,492,857	3,349	616,878	(554,069)	66,158
Issuance of common stock - Reg CF	-	-	-	6,131,572	613	867,120	-	867,733
Issuance of common stock - advisors	-	-	-	868,874	87	126,394	-	126,481
Issuance of common stock - consultant	-	-	-	852,510	85	120,561	-	120,646
Offering costs	-	-	-	-	-	(44,698)	-	(44,698)
Net loss	-	-	-	-	-	-	(1,307,477)	(1,307,477)
Balance at December 31, 2020	-	$-	$-	41,345,812	$4,135	$1,686,255	$(1,861,546)	$(171,157)

See Independent Auditor’s Report

See accompanying notes, which are an integral part of these financial statements.

F-8

KINGS CROWD, INC.
STATEMENTS OF CASH FLOWS (AUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net loss	$(1,307,477)	$(493,484)
Adjustments to reconcile net loss to net cash used in operating activities:
Customer list amortization	153,204	-
Issuance of common units - advisors	126,481	59,477
Issuance of common units - consultant	120,646	48,002
Warrant expense - Accelerator program expense	12,168	12,168
Depreciation and amortization	1,300	661
Website impairment	-	162,571
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	5,700	(5,700)
(Increase)/Decrease in subscription receivable	-	646
(Increase)/Decrease in prepaid expense	6,204	(11,974)
(Increase)/Decrease in deposit	(4,275)	(4,655)
Increase/(Decrease) in accounts payable	38,881	5,561
Increase/(Decrease) in deferred revenue	212,937	7,135
Increase/(Decrease) in other liabilities	17,110	-
Net cash used in operating activities	(617,121)	(219,592)

Cash flow from investing activities
Purchase of property and equipment	(1,185)	(1,169)
Purchase of software	-	(2,961)
Net cash used in investing activities	(1,185)	(4,130)

Cash flow from financing activities
Proceeds from issuance of common units	867,733	210,173
Proceeds from issuance of convertible notes	270,300	1,849
Offering costs	(44,698)	(10,268)
Net cash provided by financing activities	1,093,335	201,754

Net change in cash	475,029	(21,968)

Cash at beginning of the period	43,645	65,613
Cash at end of the period	$518,674	$43,645

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest expense	$2,343	$93
Cash paid for income tax	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Fair value of warrants issued	$-	$24,336

See Independent Auditor’s Report

See accompanying notes, which are an integral part of these financial statements.

F-9

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Kings Crowd, Inc. (the “Company”), is a corporation organized December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to Kings Crowd, Inc.

The Company seeks to bring together ﬁnancial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

•	Education - Providing expert editorial content in addition to “how-to" guides and tools.
•	Analytics - Offering standardized deal ratings and synthesized data analytics.
•	Research - Combining in-house market research with crowd-sourced research.
•	Recommendations - Providing "Top Deal” picks and access to expert network due diligence.

As of December 31, 2020, the Company has not yet commenced planned full-scale principal operations nor generated significant revenue. The Company’s activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

See Independent Auditor’s Report

F-10

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company has $0 and $5,700 receivables as of December 31, 2020 and 2019, respectively. No provision for losses on accounts receivable was recognized in 2020 and 2019.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation and amortization are recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The useful life of the Company's capitalized assets as of December 31, 2020 and 2019 is three years for the equipment and fifteen years for the software. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2020 and 2019, no property and equipment or software have been impaired.

As of December 31, 2020 and 2019, property and equipment and software consisted of the following:

	2020	2019
Equipment	$4,096	$2,911
Less: Accumulated depreciation	(1,941)	(839)
Property and equipment, net	$2,155	$2,072

	2020	2019
Intangible asset	$2,961	$2,961
Less: Accumulated amortization	(214)	(16)
Intangible asset, net	$2,747	$2,945

Depreciation and amortization totaled $1,300 and $661 for the years ended December 31, 2020 and 2019, respectively.

Customer List

The Company’s customer list amounting to $459,610 as of December 31, 2020, net of $153,204 of amortized commission expense recorded to “sales and marketing expense – customer list amortization” in the statement of operations for the year ended December 31, 2020, is the result of its acquisition of the 100% membership interests of Oxford Financial Publishing, LLC in Early Investing, LLC, as discussed in Note 6. The customer list was assessed for impairment and the Company determined that no impairment exists as of December 31, 2020.

See Independent Auditor’s Report

F-11

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

See Independent Auditor’s Report

F-12

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

Costs of Revenues

Costs of revenues include merchant fees and fees of subcontractors.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2020 and 2019 totaled $25,804 and $18,445, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020. The Company’s resulting deferred tax assets and liabilities as of December 31, 2020 are as follows:

See Independent Auditor’s Report

F-13

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

Deferred Tax Assets
Net operating loss	988
R&D credit	309
1,297
Deferred Tax Liabilities
Depreciation, amortization & commission	(552)
Accruals	(201)
(753)

Net deferred tax asset before valuation allowance	544
Valuation allowance	(544)
Net deferred tax asset	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which it estimated to be 24.95%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had $3,959 net operating loss carryforward available to offset future taxable income which may be carried forward and will expire in 2040.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each period.

See Independent Auditor’s Report

F-14

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues and has sustained net losses of $1,307,477 and $493,484 during the years ended December 31, 2020 and 2019, respectively.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: CONVERTIBLE NOTES PAYABLE

In 2020, the Company issued convertible notes payable with aggregate principal amounts of $316,800. The notes accrued simple interest at 5% per annum through the maturity date. The notes are set to mature on December 31, 2021, at which time, the principal and accrued interest shall become due and payable by the Company unless sooner converted into shares of the Company’s common stock to be offered pursuant to Regulation A offering. The outstanding balance shall automatically convert into a number of shares calculated by dividing the outstanding balance by the conversion rate. The conversion rate shall be equal to 80% of the offering price in the Regulation A Offering. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency. As of December 31, 2020, $46,500 of these subscribed notes were not yet closed out of escrow and therefore were recorded as escrow receivables.

NOTE 5: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and proﬁt interests in the Company. These units have been issued to the founding members and have been attributed zero value in these ﬁnancial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these ﬁnancial statements are indicative of post-split ﬁgures and the par value of the issued shares was recorded with the offset to additional paid-in capital. These financial statements present the effect of this conversion retroactively as if it occurred on January 1, 2019.

See Independent Auditor’s Report

F-15

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

Shares Issued for Services

In 2018, the Company issued a total of 3,174,090 shares of common stock to advisors and consultants which are subject to vesting terms of 36-48 months. Of such, 3,054,199 shares have been attributed zero value in these ﬁnancial statements. The remaining 119,891 shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date. During 2020, 39,964 shares vested and $3,518 was recorded as stock compensation expense in the statement of operations.

In 2019, the Company authorized 3,279,366 shares of common stock to advisors and consultant which are subject to vesting terms of 3-48 months. Of such, 784,085 shares were issued and vested during 2020 and were recorded as stock compensation expense in the statement of operations in the amount of $110,963. The fair value per share attributed to these issuances was based on the active offering price of the Company’s shares of common stock at the issuance date. As of December 31, 2020, 1,760,674 shares remained subject to vesting terms.

During 2020, the Company authorized 1,428,042 shares of common stock to advisors and consultant which are subject to vesting terms of 6-48 months. Of such, 937,295 shares were issued and vested during 2020. The Company recorded $132,645 as stock compensation expense in the statement of operations, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2020, 490,747 shares remained subject to vesting terms.

Regulation Crowdfunding Offering

In 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 1,512,002 shares of common stock for gross proceeds of $139,899. Of such, 1,378,095 shares of common stock were issued for gross proceeds of $121,350 and 133,907 shares of common stock were issued for gross proceeds of $18,549.

In 2019, the Company issued a total of 1,131,814 shares of common stock for gross proceeds of $160,173.

During 2020, the Company raised gross proceeds of $867,733 for the issuance of 6,131,572 shares of common stock.

Other Issuances

As discussed in Note 6, the Company issued 1,148,756 shares of common stock in November 2018 in conjunction with an asset purchase agreement. These shares were valued at $162,517 and recognized as a contribution to equity.

During 2019, the Company issued 353,287 shares of common stock to an investor for gross proceeds of $50,000.

In December 2019, the Company issued 1,406,980 warrants as discussed in Note 7. These warrants remained unexercised as of December 31, 2020.

See Independent Auditor’s Report

F-16

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

As of December 31, 2020 and 2019, 41,345,812 and 33,492,857 shares of common stock were issued and outstanding. Certain unit issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the unitholders’ continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2020 and 2019, 4,957,726 and 7,326,498 shares of common stock were unvested and remained subject to the repurchase option.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: ACQUISITION

Crowditz

In November 2018, the Company acquired certain assets of Crowditz, LLC through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, software, newsletter subscribers, images, and computer equipment of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. In consideration for the assets acquired, the Company issued 1,148,756 shares of common stock to the owners of Crowditz, LLC, which were valued at $162,571 based on the price of the Company’s shares in the Regulation Crowdfunding offering which was open and actively receiving investments at such price at the date of the acquisition.

In 2019, the Company determined that the acquired assets had no further value and therefore recorded a full impairment against the website assets reducing the value to zero.

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the “Seller”) in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own product to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

See Independent Auditor’s Report

F-17

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimates that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company has recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814 to be amortized using the straight-line method over the three-year estimated useful life of the asset. The amortization was recorded as “sales and marketing – customer list amortization” operating expense in the statement of operations in the amount of $153,204 for the year ended December 31, 2020.

NOTE 7: WARRANTS

In connection with the license agreement discussed in Note 8, the Company issued 1,406,980 warrants in December 2019. Each warrant entitles the holder to purchase one preferred share of the Company at an exercise price of $0.18 per unit. The number of preferred shares or warrant price will be adjusted in the event of any preferred share dividend, splits or recapitalization of the Company. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $24,336, and recognized such to additional paid-in capital. The Company recognized the remaining $12,168 as general and administrative expense during each the year ended December 31, 2020 and 2019. These warrants remained unexercised as of December 31, 2020.

Determining the appropriate fair value of the warrants requires the input of subjective assumptions, including the expected life of warrants and expected unit price volatility. The expected life of warrants was estimated using the “simplified method,” which is the midpoint between the grant date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns. For unit price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of warrants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the warrant.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2018.

See Independent Auditor’s Report

F-18

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Operating Lease

In June 2019, the Company entered into a lease agreement for commercial space with a lease term of July 15, 2019 to July 31, 2021, requiring minimum monthly payments of $2,327. Payments on this lease for the year ended December 31, 2020 were $20,144. The lease required a refundable service retainer equivalent to twice the monthly office fee.

In August 2020, the Company leased a commercial space for six months starting from September 1, 2020 to February 28, 2021 with security deposit amounting to $2,301. This contract was terminated in November 2020. The Company then entered into a new agreement with the same lessor with the lease period starting from December 1, 2020 to May 31, 2021. The lease required $4,275 security deposit.

Rent expense for the years ended December 31, 2020 and 2019 was $34,155 and $22,548, respectively. Minimum future payments under these lease agreements is $25,791 for 2021.

See Independent Auditor’s Report

F-19

KINGS CROWD, INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2020 and 2019 and for the years then ended

License to Purchase Agreement

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company shall pay a monthly fee of approximately 25% of certain of its revenues. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year after until it reaches $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

The Company has paid $22,043 during the year and was recorded as general and administrative expense in the statement of operations.

NOTE 10: SUBSEQUENT EVENTS

Convertible Notes

After the reporting date through issuance date of these financial statements, the Company has raised additional $693,200 of convertible notes.

Shares Issued for Services

After the reporting date through issuance date of these financial statements, the Company authorized 1,685,000 shares of common stock to advisors and consultants.

Management’s Evaluation

Management has evaluated subsequent events through May 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See Independent Auditor’s Report

F-20